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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                      UNION TEXAS PETROLEUM HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                      UNION TEXAS PETROLEUM HOLDINGS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   908640105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           ALAN R. CRAIN, JR., ESQ.
                      VICE PRESIDENT AND GENERAL COUNSEL
                     UNION TEXAS PETROLEUM HOLDINGS, INC.
                           1330 POST OAK BOULEVARD
                             HOUSTON, TEXAS 77056
                                (713) 623-6544

                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:

                        CHRISTINE B. LAFOLLETTE, ESQ.
                  KING & SPALDING 1100 LOUISIANA, SUITE 3300
                          HOUSTON, TEXAS 77002-5219
                                (713) 751-3200

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1330 Post Oak Boulevard, Houston, Texas 77056. The title of the equity securities to which this Statement relates is the Common Stock, par value $.05 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to a tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated May 8, 1998 (the "Schedule 14D-1"), of VWK Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Atlantic Richfield Company, a Delaware corporation ("Parent"), to purchase all the issued and outstanding Shares at $29.00 per Share (the "Offer Price"), net to the seller in cash (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1998 and the related Letter of Transmittal (which together constitute the "Offer Documents"). The principal executive offices of the Purchaser and Parent are located at 515 South Flower Street, Los Angeles, California 90071-2201.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 4, 1998 among the Purchaser, Parent and the Company (the "Merger Agreement"), which provides, among other things, for the making of the Offer by the Purchaser and, subject to the conditions and upon the terms of the Merger Agreement, for the subsequent Merger of the Company and the Purchaser (the "Merger").

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this statement, are set forth above in Item 1.

  (b) (1) The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates:

  Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers or affiliates are described in the sections entitled "Voting Securities and Certain Beneficial Owners," "Executive Compensation and Other Information" and "Compensation Committee Interlocks and Insider Participation" in the Company's proxy statement dated March 24, 1998 for its 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement"). A copy of such sections of the 1998 Proxy Statement along with Annex A to the 1998 Proxy Statement are filed as Exhibit
(c)(1) hereto. Annex A to the 1998 Proxy Statement includes the Amended and Restated Union Texas Petroleum Holdings, Inc. 1994 Incentive Plan which was adopted by the stockholders at the 1998 Annual Meeting of Stockholders on May 7, 1998.

  Certain other contracts, agreements or understandings between the Company and certain of its directors and executive officers are described below:

  Pursuant to the Company stock ownership guidelines and in accordance with the Company's securities compliance procedure, in February 1998, four of the Company's independent directors purchased shares in the open market as follows: Ambassador Robert L. Barry 4,000 Shares, Glenn A. Cox 5,000 Shares, Wylie B. Pieper 3,000 Shares and Stanley P. Porter 2,000 Shares. Pursuant to an arrangement adopted by the Company Board, the Company is authorized, subject to applicable law, to repurchase Shares at the Offer Price from the directors following consummation of the Offer. Pursuant to the terms of the Merger Agreement, all vested and non-vested options will be fully vested and exercisable in full upon consummation of the Offer and subject to a cash payment equal to the excess of the Offer Price over the exercise price of such option.

  Pursuant to the authorization of the Company Board on May 3, 1998, John L. Whitmire, Chairman of the Board and Chief Executive Officer, will be paid on the date of consummation of the Offer an amount of $5 million plus an excise tax gross-up amount. Pursuant to the same authorization, if Mr. Whitmire is

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terminated following consummation of the Offer, Mr. Whitmire will be provided office space and certain support services and benefits for three years and will be eligible for retiree medical coverage. At the same meeting, the Company Board authorized that all officers be offered financial planning and tax planning services for a two year period commencing on May 1, 1998.

  (2) The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and the Purchaser, its executive officers, directors or affiliates:

  The Company and Parent are both in the oil and gas business and from time to time enter into business transactions with one another in furtherance of their respective business. A subsidiary of the Company and ARCO Alaska, Inc., a wholly owned subsidiary of Parent ("ARCO Alaska"), are co-venturers with a third party in the development of the Alpine oil field on the North Slope in Alaska. ARCO Alaska is the operator of the Alpine field and the Company and ARCO Alaska have 22% and 56% working interests, respectively, in the field. In addition, a subsidiary of the Company, ARCO Trinidad Exploration and Production Co., a wholly owned subsidiary of Parent ("ARCO Trinidad"), and a third party signed a Production Sharing Contract dated February 18, 1998 with the government of Trinidad and Tobago covering deep water Block 27. The Company's subsidiary and ARCO Trinidad have 15% and 45% working interests, respectively, in the block.

  In connection with the Offer, (i) the Company has entered into the Merger Agreement with Parent and the Purchaser and (ii) Petroleum Associates L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership (such partnerships together, the "Tendering Stockholder") and Parent have entered into a Stockholders Agreement, dated as of May 4, 1998 (the "Stockholder Agreement"). Summaries of the Merger Agreement and the Stockholder Agreement are set forth below. Copies of such agreements are filed herewith as Exhibits (c)(2) and (c)(3), respectively, and the following summaries are qualified in their entirety by reference to the text of such agreements.

 Merger Agreement

  The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company (or, at the option of Parent, the Company will be merged with and into the Purchaser), and each issued Share (other than Shares owned by Parent, the Purchaser or the Company or a wholly owned subsidiary of Parent, the Purchaser or the Company or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into an amount in cash equal to the Offer Price.

  Vote Required To Approve Merger. The Delaware General Corporation Law (the "DGCL") requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company (the "Company Board") and, if the "short-form" merger procedure described below is not available, approved by the holders of a majority of the Company's outstanding voting securities. The Company Board has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is adoption of the Merger Agreement by the Company's stockholders if such "short-form" merger procedure is not available. Under the DGCL, if stockholder adoption of the Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser). If the Purchaser acquires, through the Offer, the Merger Agreement, the Stockholder Agreement or otherwise, voting power with respect to at least majority of the outstanding Shares (which would be the case if the Minimum Tender Condition (as defined in "Certain Conditions to the Offer") were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

  The DGCL also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company may merge that subsidiary into the parent company, or the parent company may merge itself into that subsidiary, pursuant to the "short-form" merger procedures without

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prior notice to, or the approval of, the other stockholders of the subsidiary.
In order to consummate the Merger pursuant to these provisions of the DGCL, the Purchaser would have to own at least 90% of the outstanding Shares and at least 90% of the outstanding shares of the Series A Preferred Stock of the Company.

  Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) if required by applicable law, the Merger Agreement having been approved and adopted by the affirmative vote of the holders of a majority of the Shares; (b) the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") having terminated or expired and any consents, approvals and filings under any foreign antitrust law (including, without limitation, the rules and regulations of the Council of the European Communities (the "European Council") and of the Commission of the European Communities (the "European Commission," and the rules and regulations of the European Council and European Commission, collectively, the "EC Regulations"), the absence of which would prohibit the consummation of the Merger, having been obtained or made;
(c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger being in effect; provided, however, that each of the Company, the Purchaser and Parent has used all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may have been entered; and (d) the Purchaser having previously accepted for payment and paid for Shares pursuant to the Offer.

  Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after adoption of the Merger Agreement by the stockholders of the Company:

    (1) by mutual written consent of Parent, the Purchaser and the Company;

    (2) by either Parent or the Company,

      (a) if the Merger is not consummated on or before January 31, 1999, unless the failure to consummate the Merger is the result of a wilful and material breach of the Merger Agreement or the Stockholder Agreement by the party seeking to terminate the Merger Agreement; provided, however, that the passage of such period will be tolled for any part thereof during which any party is subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger;

      (b) if any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action has become final and nonappealable; or

      (c) if as the result of the failure of any of the conditions to the Offer described below under "Certain Conditions of the Offer", the Offer has terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer;

    (3) by Parent if, prior to the consummation of the Offer (unless Parent has waived its right to the Company's performance of certain conditions of the Offer by exercising its right to extend the Offer for up to 10 days following the latest expiration date of the Offer that would otherwise be permitted under the terms of the Merger Agreement), the Company breaches any of its representations or warranties or fails to perform in any material respect any of its covenants and obligations contained in the Merger Agreement or the Stockholder Agreement, which breach or failure to perform would give rise to the failure of a condition described under "Certain Conditions of the Offer," provided that Parent is not then in wilful and material breach of any representation, warranty or covenant in the Merger Agreement or the Stockholder Agreement, and provided further, that such breach or failure to perform is not capable of being cured by the earlier of 15 days from the time it came to the knowledge of the Company and the then scheduled expiration date of the Offer;


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    (4) by the Company in accordance with the terms of the Merger Agreement described in the second paragraph below under "Takeover Proposals", provided it has complied with all provisions described in the second paragraph under "Takeover Proposals", including the notice provisions therein, and that it complies with the applicable requirements relating to the payment (including the timing of any payment) of the Termination Fee (as defined below under "Fees and Expenses");

    (5) by the Company if, prior to the consummation of the Offer, Parent or the Purchaser shall be in breach of any of their representations and warranties or fail to perform in any material respect any of their covenants and obligations contained in the Merger Agreement (provided, that the Company is not then in wilful and material breach of any representation, warranty or covenant contained in the Merger Agreement and provided further, that such breach or failure to perform is not capable of being cured by the earlier of 15 days from the time it came to the knowledge of Parent and the then scheduled expiration date of the Offer);

    (6) by the Company if the Offer has not been made in accordance with the terms of the Merger Agreement; or

    (7) by the Company if any event occurs which would result in the condition set forth in paragraph (e) under "Certain Conditions of the Offer" not being satisfied, and five business days have elapsed since such occurrence, unless Parent has waived its right to terminate the Merger Agreement and its right not to consummate the Offer for the failure of such condition resulting from such event.

  Takeover Proposals. The Merger Agreement provides that the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries (collectively, "Company Representatives") to, and will use its reasonable best efforts to ensure that none of the Company Representatives will, (1) solicit, initiate or encourage the submission of any Takeover Proposal (as defined below), (2) enter into any agreement with respect to any Takeover Proposal or
(3) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes a Takeover Proposal; provided, however, that, at any time during the period following the date of the Merger Agreement and prior to the consummation of the Offer (the "Applicable Period"), the Company may, in response to a Superior Proposal (as defined below, including the determination by the Company Board set forth in such definition) that was not solicited by the Company or any Company Representative and that did not otherwise result from a breach or a deemed breach of the provisions described in this paragraph, and subject to providing prior written notice of its decision to take such action to Parent (the "Company Notice") and compliance with the notification provisions described in the second succeeding paragraph below, for a period of no more than ten business days following delivery of the Company Notice (which period shall be extended to the end of the 48-hour period following the receipt by Parent of notice from the Company that it is prepared to accept a Superior Proposal), (i) furnish information with respect to the Company to any person making a Superior Proposal pursuant to a customary confidentiality agreement as determined by the Company after consultation with its outside counsel and (ii) participate in discussions or negotiations regarding such Superior Proposal. The Merger Agreement provides that any action that is in violation of or inconsistent with the restrictions set forth in the preceding sentence by any executive officer of the Company or any of its subsidiaries or any Company Representative or affiliate of the Company, whether or not such person is purporting to act on behalf of the Company or any of its subsidiaries or otherwise, shall be deemed to be a breach of the provisions described in this paragraph by the Company. The Merger Agreement defines "Takeover Proposal" as any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or the assets of the Company and its subsidiaries taken as a whole, or 15% or more of any class of equity securities of the Company or any of its significant subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by

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the Merger Agreement. The Company may deliver only one Company Notice with respect to each person making a Superior Proposal.

  The Merger Agreement provides further that, except as described below, neither the Company Board nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Company Board or such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or cause the Company to enter into any letter of intent, agreement in principle or any legally binding acquisition agreement or similar agreement (an "Acquisition Agreement") related to any Takeover Proposal or (iii) approve or recommend, or propose to publicly approve or recommend, any Takeover Proposal. Notwithstanding the foregoing, if the Company has received a Superior Proposal and if the Purchaser has not accepted for payment any Shares pursuant to the Offer, the Company Board may (subject to this and the following sentences) terminate the Merger Agreement, but only at a time that is during the Applicable Period and is more than 48 hours following Parent's receipt of written notice advising Parent that the Company Board is prepared to accept such Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; provided, however, that (x) at the time of such termination, such proposal continues to be a Superior Proposal, taking into account any amendment of the terms of the Offer or the Merger by Parent or any proposal by Parent to amend the terms of the Merger Agreement, the Offer or the Merger or any other Takeover Proposal made by Parent (a "New Parent Proposal"), and (y) concurrently with or immediately after such termination, the Company Board shall cause the Company to enter into an Acquisition Agreement with respect to such Superior Proposal. The Merger Agreement defines "Superior Proposal" as any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the outstanding Shares or all or substantially all the assets of the Company and otherwise on terms which the Company Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) (x) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the third party making such proposal, and (y) provides greater value to the holders of Shares (specifically taking into account the expected value of the consideration to be received by the holders of Shares on the date such consideration is expected to be received by such holders) than the cash consideration to be received by such stockholder pursuant to the Offer and the Merger, as the Offer and the Merger may be amended from time to time, or the value to the holders of Shares to be provided by any New Parent Proposal (specifically taking into account the expected value of the consideration expected to be received in the Offer, the Merger or any New Parent Proposal by the holders of Shares on the date such consideration is expected to be received by such holders).

  In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company will promptly advise Parent orally and in writing of any Takeover Proposal or any inquiry or request for information with respect to or that could reasonably be expected to lead to any Takeover Proposal, the identity of the person making any such Takeover Proposal or inquiry or request for information and the material terms of any such Takeover Proposal or inquiry or request for information. The Company is further required under the terms of the Merger Agreement to (i) keep Parent fully informed of the status including any change to the material terms of any such Takeover Proposal or inquiry or request for information and
(ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company or any Company Representative or any affiliate of the Company from any third party in connection with any Takeover Proposal or inquiry or request for information or sent or provided by the Company or any Company Representative or any affiliate of the Company to any third party in connection with any Takeover Proposal or inquiry or request for information; provided, however, that the Company shall not be required to provide any nonpublic information specified in this clause (ii) regarding the business or financial condition or prospects of such third party if the Company is prohibited from disclosing such information pursuant to a legally binding confidentiality agreement.

  The Merger Agreement provides that nothing contained therein will prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Securities

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Exchange Act of 1934, as amended (the "Exchange Act"), or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law; provided, however, that neither the Company nor the Company Board nor any committee thereof may withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Offer, the Merger or the Merger Agreement or approve or recommend, or propose publicly to approve or recommend, a Takeover Proposal so long as the Merger Agreement is in effect.

  Fees and Expenses. The Merger Agreement provides that, except as described below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. The Merger Agreement further provides that the Company will pay in same-day funds to Parent a fee of $85,000,000 (the "Termination Fee") under the following circumstances: (a) if the Company terminates the Merger Agreement in accordance with the provisions described above in clause (4) under "Termination of the Merger Agreement"; (b) if (i) after the date of the Merger Agreement and prior to the termination of the Merger Agreement, any person makes a Takeover Proposal,
(ii) the Offer shall have remained open until the scheduled expiration date immediately following the date such Takeover Proposal is made, (iii) the Minimum Tender Condition is not satisfied at the expiration of the Offer, (iv) the Merger Agreement is terminated by Parent or the Company in accordance with the provisions described above in clause (2)(c) under "Termination of the Merger Agreement" and (v) within 12 months of the date of termination of the Merger Agreement, the Company executes a legally binding agreement or an agreement in principle pursuant to which any person, entity or group (other than Parent, the Purchaser or any of their affiliates), in one transaction or a series of transactions, will acquire more than 50% of the outstanding Shares or assets of the Company through any open market purchases, merger, consolidation, tender or exchange offer, recapitalization, reorganization or other business combination (an "Acquisition Event"); or (c) if (i)after the date of the Merger Agreement and prior to the termination of the Merger Agreement, any person makes a Takeover Proposal, (ii)the Merger Agreement is terminated in accordance with the provisions described above in clause (2)(c) under "Termination of the Merger Agreement" as a result of the failure of any condition set forth in paragraphs (f) or (g) under "Certain Conditions to the Offer," and (iii) an Acquisition Event occurs within 12 months of the date of termination of the Merger Agreement. Any fee due pursuant to the provisions described in this paragraph will be paid on the date of termination of the Merger Agreement in the case of a fee due under clause (a) of the preceding sentence, or on the date such Acquisition Event is consummated in the case of a fee due under clause (b) or (c) of the preceding sentence.

  Conduct of Business. The Merger Agreement provides that, except as contemplated or permitted by the Merger Agreement or the Stockholder Agreement or to the extent that Parent otherwise agrees, from May 4, 1998 to the effective time of the Merger or earlier termination of the Merger Agreement:
(a) the Company will, and will cause its subsidiaries to, conduct their respective business in the usual, regular and ordinary course consistent with past practice except as required to comply with changes in applicable law occurring after the date of the Merger Agreement (subject to the express restrictions set forth below, including, without limitation, the restrictions of clauses (e) and (f) below) and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact their current business organizations and keep available the services of their current officers and employees to maintain their respective goodwill and ongoing business; (b) the Company will not, and will not permit any of its subsidiaries to, (i) declare, set aside or pay any dividends on, or make other distributions in respect of, any of its capital stock (other than regular quarterly cash dividends not in excess of $0.05 per Share with usual record and payment dates and in accordance with the Company's present dividend policy and regular quarterly cash dividends with respect to the Series A Preferred Stock), other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or
(iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;
(c) the Company will not, and will not permit any of its subsidiaries to, issue, deliver, sell or grant (i) any shares of its capital stock, (ii) any bonds, debentures, notes or

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

other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of the Company may vote or other voting securities,
(iii) any securities convertible into, or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (iv) any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than the issuance of Shares (and associated rights granted under the Rights Agreement (as defined below under "Rights Agreement")) upon the exercise of stock options outstanding on the date of the Merger Agreement or under the Company's Savings Plan for Salaried Employees, Deferred Compensation Plan or defined contribution retirement plan for employees of Virginia Indonesia Company and in accordance with the present terms of such stock options and plan; (d) the Company will not, and will not permit any of its subsidiaries to, amend its certificate of incorporation or by-laws (or comparable charter or organizational documents); (e) the Company will not, and will not permit any of its subsidiaries to, enter into or amend any material technical contract, long-term drilling rig contract, agreement to sell, purchase or share seismic and other geological or geophysical data, or any material contract for the purchase or sale of oil, gas, LPG, LNG, ethylene, propylene or other hydrocarbon or petrochemical products other than in the ordinary course of business consistent with past practice; (f) the Company will not, and will not permit any of its subsidiaries to (i) enter into, or amend, or negotiate to enter into or amend, any farm-out or farm-in arrangement, area of mutual interest agreement, exploration license, lease, concession agreement, production sharing contract, operating service agreement or similar agreement or arrangement evidencing an interest in hydrocarbons, or participate in any bidding group, bidding round or public hearing with respect thereto, (ii) acquire, or negotiate to acquire, any interest in a corporation, partnership or joint venture arrangement which holds an oil and gas interest of the type described in the foregoing clause, (iii) sell, transfer, assign, relinquish or terminate (other than relinquishments or terminations required by the terms of existing agreements) or negotiate to take any such action with respect to, the Company's interest (as of the date of the Merger Agreement) in any oil and gas exploration license, lease, area of mutual interest agreement, concession agreement, production sharing contract, operating service agreement or other agreement or arrangement evidencing an interest in hydrocarbons, or in the equity or debt securities of any corporation, partnership or joint venture arrangement which holds such an interest, including, without limitation, the imposition of any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever (collectively, "Liens"), other than Liens permitted by the Merger Agreement, on any of the foregoing,
(iv) give, or negotiate to give, any approvals relating to development plans, work plans, budgets or capital expenditure commitments in connection with any oil and gas interests of the type described in the foregoing clause, other than expenditures in the Company's existing capital expenditure budget, or (v) make any change in the Company's petrochemical business, including, without limitation, the imposition of any Lien, other than Liens permitted by the Merger Agreement, thereon, or enter into any agreements or negotiations to acquire or build new petrochemicals capacity or expand existing petrochemicals capacity, or dispose of (including by way of a contribution of assets or otherwise), all or any portion of the Company's petrochemical business, or to alter or amend, in any material respect, any contracts relating to the Company's petrochemical business, other than in the ordinary course of business consistent with past practice; (g) the Company will not, and will not permit any of its subsidiaries to, acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole; (h) the Company will not, and will not permit any of its subsidiaries, to (i) grant to any officer or director of the Company or any of its subsidiaries any increase in compensation, except in the ordinary course of business consistent with prior practice or to the extent required under employment agreements in effect as of the date of the most recent audited financial statements included in the documents required to be filed by the Company under the Exchange Act which are filed and publicly available prior to the date of the Merger Agreement (the "Filed Company SEC Documents"), (ii) grant to any employee, officer or director of the Company or any of its subsidiaries any increase in severance or termination pay, except to the extent required under any agreement in effect as of December 31, 1997, (iii) enter into any employment, consulting, indemnification, severance or termination agreement with any such employee, officer or director, (iv) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or benefit plan of the Company specified the Merger Agreement or

(v) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or benefit plan of the Company specified the Merger Agreement; (i) the Company will not, and will not permit any of its subsidiaries to, make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in generally accepted accounting principles or by operation of law; (j) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise dispose of, or subject to any Lien, any properties or assets, except sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice; (k) the Company will not, and will not permit any of its subsidiaries to, (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings or trade obligations incurred in the ordinary course of business consistent with past practice, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company; (l) the Company will not, and will not permit any of its subsidiaries to, make or agree to make any new capital expenditure or expenditures, other than expenditures in the Company's existing capital expenditure budget, that, individually, is in excess of $1,500,000 or, in the aggregate, are in excess of $5,000,000; (m) the Company will not, and will not permit any of its subsidiaries to, make any tax election or settle or compromise any material tax liability or refund, consent to any extension or waiver of the statute of limitations period applicable to any tax claim or action, if any such election, settlement, compromise, consent or other action would have the effect of increasing the tax liability or reducing any net operating loss, foreign tax credit, net capital loss or any other credit or tax attribute of the Company or any of its subsidiaries (including, without limitation, deductions and credits related to alternative minimum taxes); (n) the Company will not, and will not permit any of its subsidiaries to, enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company against fluctuations in commodities prices or currency exchange rates, except agreements or arrangements entered into in the ordinary course of business consistent with past practice; (o) the Company will not, and will not permit any of its subsidiaries to, (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms or the terms of the Merger Agreement, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or notes thereto) of the Company included in the Filed Company SEC Documents or incurred in the ordinary course of business consistent with past practice, (ii) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (iii) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (p) the Company will not, and will not permit any of its subsidiaries to, make any material change (including failing to renew) in the amount or nature of the insurance policies covering the Company and its subsidiaries, other than pursuant to the terms of such existing policies as of the date of the Merger Agreement; (q) the Company will not, and will not permit any of its subsidiaries to, enter into any agreements in connection with, or negotiate to give any approvals to, the amendment, extension, modification or waiver of any of the terms and conditions (as in effect on the date of the Merger Agreement) of the Indonesian Participating Units issued by Unimar Company, or any guarantee or "keep well" or other agreement to maintain any financial condition with respect thereto; and (r) the Company will not, and will not permit any of its subsidiaries to, authorize any of, or commit or agree to take any of, the foregoing actions.

  In addition to the foregoing, in the Merger Agreement the Company and Parent have agreed that they will not, and will not permit any of their respective subsidiaries to, take any action that would, or that would reasonably be expected to, result in (a) any of the representations and warranties of such party set forth in the Merger Agreement and the Stockholder Agreement, to the extent a party thereto, that is qualified as to materiality becoming untrue,
(b) any of such representations and warranties that is not so qualified becoming untrue in any material respect or (c) any of the conditions described under "Certain Conditions of the Offer"or any condition to the Merger described under "Conditions to the Merger" above, not being satisfied, subject to the Company's right to take actions specifically permitted by the Merger Agreement described above in "Takeover Proposals".

  In the Merger Agreement, the Company has also agreed to promptly advise Parent orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, would have, a material adverse effect on the Company.

  Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Company Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Parent bears to
(ii) the number of such Shares outstanding, and the Company will, at such time, cause the Purchaser's designees to be so elected; provided, however, that in the event that the Purchaser's designees are appointed or elected to the Company Board, until the effective time of the Merger, the Company Board will include at least three directors who were directors of the Company as of the date of the Merger Agreement and who are not officers of the Company. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Appendix A to this Schedule 14D-9.

  Stock Options. The Merger Agreement provides that prior to the consummation of the Offer, the Company Board (or, if appropriate, any committee administering the Company Stock Plans (as defined below)) shall have adopted such resolutions or taken such other actions as are required to ensure that all Company Stock Options (as defined below) and all Company SARs (as defined below) heretofore granted under any Company Stock Plan that are outstanding at the effective time of the Merger shall not give the holder thereof the right to receive any capital stock of Parent, the Company or the Surviving Corporation (as defined below) after the effective time of the Merger or to receive from Parent, the Company or the Surviving Corporation any consideration other than an amount of cash equal to (i) (x) the excess, if any, of the consideration payable pursuant to the Merger over the exercise price per share of Common Stock subject to such Company Stock Option or Company SAR, multiplied by (y) the number of shares of Common Stock for which such Company Stock Option or Company SAR shall not theretofore have been exercised, less (ii) such amounts as may be required to be deducted or withheld with respect thereto under the Code or under any provision of state, local or foreign tax law. The Merger Agreement defines (a) "Company Stock Option" as any option to purchase Shares granted under any Company Stock Plan,
(b) "Company SAR" as any stock appreciation right linked to the price of the Shares and granted under any Company Stock Plan, and (c) "Company Stock Plans" as the plans providing for the grant of Company Stock Options or any other issuance of capital stock of the Company as specified in the Merger Agreement.

  The Merger Agreement further provides that, prior to the expiration of the Offer, the Company will, subject to compliance with applicable law, make an offer to pay each holder of a Company Stock Option that is not automatically subject to a cash payment upon consummation of the Offer, promptly after the consummation of the Offer and in exchange for the cancellation of such Company Stock Option, an amount in cash equal to (x)(1) the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Stock Option multiplied by (2) the number of shares of Common Stock for which such Company Stock Option shall not theretofore have been exercised, less (y) such amounts as may be required to be deducted or withheld with respect thereto under the Internal Revenue Code of 1986 and the regulations promulgated thereunder or under any provision of state, local or foreign tax law. In addition, the Merger Agreement provides that, subject to compliance with applicable law, the Company may take any actions necessary to purchase Shares from those officers of the Company and members of the Company Board as are designated by the Company Board, and such purchase shall take place after the consummation of the Offer at a price per share equal to the Offer Price. See Item 3(b)(1) above.

  Benefit Plans. The Merger Agreement provides that Parent will cause the corporation surviving the Merger (the "Surviving Corporation") to (a) maintain for a period of one year after the effective time of the Merger the benefit plans of the Company, as specified in the Merger Agreement (other than plans providing for the issuance of capital stock of the Company or based on the value of capital stock of the Company) in effect on the date of the Merger Agreement or (b) make available to employees of the Company and its subsidiaries (including employees transferred to employment with Parent or other subsidiaries of Parent) the employee benefit plans of Parent and its subsidiaries that are provided to similarly situated employees of Parent and its subsidiaries. The Merger Agreement also provides that (i) following the effective time of the Merger, Parent will cause the Company and its subsidiaries to honor (subject to the provisions described in this paragraph and under "Indemnification") all obligations under any contracts, agreements and commitments of the Company and its subsidiaries prior to the date of the Merger Agreement (or as established or amended in accordance with or permitted by the Merger Agreement) the existence of which does not constitute a violation of the terms of the Merger Agreement, which apply to any current or former employee, or current or former director of the parties to the Merger Agreement or any of their subsidiaries; provided, however, that this undertaking is not intended to prevent the Company or any subsidiary of the Company from enforcing such contracts, agreements and commitments in accordance with their terms, including, any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement or commitment; (ii) for purposes of any of the Company's benefit plans conferring rights on a current or former employee, officer or director as a result of a change of control of the Company, the consummation of the Merger shall be deemed to constitute a "Change of Control" (as that term is defined in such benefit plans of the Company); (iii) if any employee or officer of the Company or any of its subsidiaries becomes a participant in any employee benefit plan, program, practice or policy of Parent or any subsidiary of Parent or the Surviving Corporation, such employee or officer shall be given credit thereunder for all service prior to the effective time of the Merger with the Company and its subsidiaries or any predecessor employer (to the extent such credit was given by the Company) for purposes of eligibility and vesting (but not for benefit accrual purposes), except to the extent that crediting such service would result in duplication of benefits; (iv) for a period of two years from the consummation of the Offer, if any segment or business of the Company or its subsidiaries (a "Segment") is sold or otherwise disposed of, Parent agrees, and shall cause the Surviving Corporation to agree, to provide, or cause the buyer of or other successor to such Segment to provide, each employee whose employment is involuntarily terminated after such sale or other disposition with severance benefits which are no less favorable than the severance benefits to which such employee would have been entitled had such employee's employment instead then been involuntarily terminated by the Company or its subsidiaries, pursuant to the Company's benefit plans existing as of the date of the Merger Agreement, but only to the extent that the obligations of the Company and its subsidiaries under the Company's benefit plans have not been discharged prior to such involuntary termination of employment (for the purposes of this clause, the term "involuntarily terminated" shall be used as such term is used in the relevant benefit plans of the Company); (v) on or before 90 days after the consummation of the Merger, Parent will (x) notify each management employee who is a participant in the Company's Executive Severance Plan as to whether Parent intends to continue the employment of such participant or to terminate the employment of such participant, (y) with respect to each participant whose employment Parent intends to terminate, notify such participant of the effective date of such termination and the details of the terms and conditions of such participant's employment intended by Parent to be applicable prior to the date of such termination, and (z) with respect to each participant to whom Parent intends to offer continued employment, notify such participant of any desired changes Parent would make in the terms and conditions of such participant's employment; (vi) Parent shall maintain, or shall cause the Surviving Corporation or its successors to maintain, with respect to employees and former employees (and their eligible dependents) of the Company and its subsidiaries who are participating in the Company's retiree medical plan as of the effective time of the Merger or who should be eligible to participate in the Company's retiree medical plan if they retired as of the later of (x) the effective time of the Merger or (y) in the case of an employee who is involuntarily terminated for purposes of any Company severance plan (as currently in effect), as of the end of the salary continuation period under such severance plan, retiree medical coverage that is consistent with the retiree medical coverage provided to similarly situated employees and former employees of Parent and its subsidiaries at such time; (vii) without regard to whether the Company's Salaried Employees' Pension Plan (the "CSEPP") or the Company's Supplemental Retirement Plan II (the "SERP") are continued following the effective time of the Merger, Parent shall cause certain benefits provided by the CSEPP and the SERP (pertaining to additional service credit under such plans for certain participants who are involuntarily terminated), with respect to employees of the Company as of the effective time of the Merger who are involuntarily terminated from employment with Parent or any subsidiary of Parent within two years after the effective time of the Merger, to be continued for a period of not less than two years following the effective time of the Merger; (viii) at Parent's election, the Company shall amend the CSEPP and Savings Plan for Salaried Employees to cause all employees of the Company and its subsidiaries to become 100% vested in their accrued benefits under such plans as of the effective time of the Merger, provided that in all cases, any employee of the Company or any of its subsidiaries who is a participant in the CSEPP or the Savings Plan for Salaried Employees as of the effective time of the Merger shall become 100% vested in his or her accrued benefits under such plans if and when such employee is involuntarily terminated within two years of the effective time of the Merger. The Merger Agreement further provides that nothing therein shall be construed as giving any employee of the Company or any subsidiary of the Company any right to continued employment following the effective time of the Merger.

  Indemnification. In the Merger Agreement, Parent has agreed, to the fullest extent permitted by law, (a) to cause the Surviving Corporation to honor all the Company's obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors or officers of the Company and its subsidiaries for acts or omissions by such directors and officers occurring at or prior to the effective time of the Merger to the extent that such obligations of the Company exist on the date of the Merger Agreement, whether pursuant to the Restated Certificate of Incorporation, as amended, or By-laws, as amended, of the Company, individual indemnity agreements or otherwise; (b) that such obligations will survive the Merger and will continue in full force and effect in accordance with the terms of the Restated Certificate of Incorporation, as amended, and By-laws, as amended, of the Company and such individual indemnity agreements from the effective time of the Merger until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions; and (c) for a period of six years after the effective time of the Merger, to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the effective time of the Merger; provided, however, that Parent will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the "Maximum Amount"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Amount, Parent will maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to such amount; provided, however, that if such insurance coverage cannot be obtained at all, Parent shall purchase all available extended reporting periods with respect to pre-existing insurance in an amount which, together with all other insurance purchased pursuant to clause (c) above, does not exceed the Maximum Premium. The Merger Agreement further provides that Parent will not, and will cause the Company not to, take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained for the individuals referred to in clause (c) above.

  In the Merger Agreement, Parent has also agreed that (a) from and after the consummation of the Offer, to the full extent permitted by law, Parent will, and will cause the Company (or any successor to the Company), to indemnify, defend and hold harmless the present officers and directors of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including attorneys' fees and disbursements), judgments, fines and amounts paid in settlement (collectively, "Losses") arising out of actions or omissions occurring at or prior to the effective time of the Merger in connection with the Merger Agreement, the Stockholder Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement; provided, however, that an Indemnified Party shall not be entitled to indemnification under this clause (a) for Losses arising out of actions or omissions by the Indemnified Party constituting (i) a breach of the Merger Agreement or the Stockholder Agreement, (ii) criminal conduct or (iii) any violation of federal, state or foreign securities laws; and provided further, however, that in order to be entitled to indemnification under this clause (a), an Indemnified Party must give Parent and the Company prompt written notice of any third party claim which may give rise to any indemnity obligation under this clause (a), and Parent and the Company shall have the right to assume the defense of any such claim through counsel of their own choosing (subject to such counsel's reasonable judgment that separate defenses that would create a conflict of interest on the part of such counsel are not available), provided that if Parent and the Company do not assume any such defense, they shall be liable for all reasonable costs and expenses of defending such claim incurred by the Indemnified Party, including reasonable fees and disbursements of counsel and shall advance such reasonable costs and expenses to the Indemnified Party; provided, however, that such advance shall be made only after receiving an undertaking from the Indemnified Party that such advance shall be repaid if it is determined that such Indemnified Party is not entitled to indemnification therefor and that neither Parent nor the Company shall be liable under this clause (a) for any Losses resulting from any settlement, compromise or offer to settle or compromise any such claim or litigation or other action, without the prior written consent of Parent and the Company; (b) the Company shall not, and Parent shall not permit the Company to, amend or repeal any provision of the Restated Certificate of Incorporation, as amended, or By-laws, as amended, of the Company after the consummation of the Offer if such action would adversely affect the rights of individuals who on or prior to the consummation of the Offer were entitled to advances, indemnification or exculpation thereunder, for actions or omissions by such individuals prior to the effective time of the Merger; and (c) in the event the Surviving Corporation or any successor to the Surviving Corporation
(i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors of the Surviving Corporation honor the obligations of the Company set forth in the provisions of the Merger Agreement described in this and the immediately preceding paragraph.

  Reasonable Efforts; Notification. The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement, each of the Company, Parent and the Purchaser will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the Stockholder Agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and the Stockholder Agreement and to fully carry out the purposes of the Merger Agreement and the Stockholder Agreement. In connection with the foregoing sentence, the Company and the Company Board will (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement or the Stockholder Agreement or any transaction contemplated thereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger Agreement or the Stockholder Agreement, take all action necessary to ensure that the transactions contemplated thereby may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and the Stockholder Agreement and otherwise to minimize the effect of such statute or regulation on the transactions contemplated thereby; provided, however, that nothing in the Merger Agreement will require any party to waive any substantial rights or agree to any substantial limitation on its operations or to take any action that would result in any of the consequences referred to in paragraph (a) under "Certain Conditions of the Offer." The Merger Agreement further provides that the

Company shall give prompt notice to Parent and Parent or the Purchaser shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in the Merger Agreement or the Stockholder Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement or the Stockholder Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement or the Stockholder Agreement.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

  Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that following the election or appointment of the Purchaser's designees to the Company Board as described above under "Board of Directors", prior to the effective time of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations of Parent or the Purchaser or waiver of the Company's rights thereunder will require the concurrence of a majority of the directors of the Company who were directors on the date of the Merger Agreement and who are not officers of the Company.

  Certain Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer the number of Shares which would represent at least a majority of the Fully Diluted Shares, as defined below (the "Minimum Tender Condition"), (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer has expired or been terminated and (iii) any waiting period or other period under the EC Regulations applicable to the Offer or the Merger, or the exercise by Parent or the Purchaser of full ownership and voting rights with respect to such Shares acquired pursuant to the Offer and the Merger, shall have expired or been terminated, and European Council and the European Commission shall have taken all such action as shall be required so that Parent and the Purchaser may consummate the Offer and the Merger and exercise full ownership and voting rights with respect to the Shares to be acquired pursuant to the Offer and the Merger. For purposes of the Minimum Tender Condition, the Merger Agreement defines "Fully Diluted Shares" as all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities, other than potential dilution attributable to the Rights. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to commence the Offer, accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of the Company or if, at any time on or after the date of the Merger Agreement and before the acceptance of Shares for payment or the payment therefor, any of the following conditions exists:

    (a) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity in any of the significant geographical regions in which the Company or any of its subsidiaries operates or before the European Commission (i) challenging the acquisition by Parent or the Purchaser of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or any other transaction contemplated by the Merger Agreement or the Stockholder Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages in connection with the Offer, the Merger or the Merger Agreement that are material in relation to the Company and its subsidiaries taken as a whole,
  (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries, to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Offer, the Merger or any other transaction contemplated by the Merger Agreement or the Stockholder Agreement, (iii) seeking to impose limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries in connection with the Offer, the Merger or the Merger Agreement or (v) which otherwise is reasonably likely to have a Material Adverse Effect. The Merger Agreement defines "Material Adverse Effect" as
  (a) any materially adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its subsidiaries taken as a whole, or (b) any prevention or material delay in the ability of the Company to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement, which has occurred or would reasonably be expected to occur as a result of any change, effect, event, occurrence or state of facts; provided, however, with respect to clauses (a) and (b), other than any change, effect, event, occurrence or state of facts, to the extent such change, effect, event, occurrence or state of facts is the result of adverse changes in economic conditions, or of conditions or adverse changes in or affecting the worldwide energy industry generally, including, but not limited to, changes in markets and prices for oil, gas and other hydrocarbons or hydrocarbon products.

    (b) any statute, rule, regulation, legislation, interpretation, judgment, order or injunction shall be enacted, entered, enforced, promulgated, amended or issued in any of the significant geographical regions in which the Company or any of its subsidiaries operates or by the European Council or the European Commission with respect to, or shall be deemed applicable to, or any consent or approval shall be withheld with respect to, (i) Parent, the Company or any of their respective subsidiaries or (ii) the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement, by any Governmental Entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

    (c) since the date of the Merger Agreement, there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect, and if a Material Adverse Effect has occurred, it shall be continuing;

    (d) there shall be any temporary, preliminary or permanent restraining order or injunction or other legal restraint or prohibition by any Governmental Entity that prevents or makes illegal the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement;

    (e) there shall have occurred and continued for at least three calendar days: (i) a general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, any national securities exchange or the Nasdaq National Market System (excluding suspensions or limitations resulting from physical damage or interference with such exchanges not related to market conditions); (ii) a decline of at least 30% in the Dow Jones Industrial Index; (iii) a declaration of a banking moratorium or suspension of payments in respect of banks in the United States; (iv) a mandatory limitation by the United States Government or a change in the general financial, banking or capital markets which materially and adversely affects the ability of major financial institutions in the United States to extend credit; (v) a commencement of a war, armed hostilities or other major national or international crisis directly involving the United States (other than an action involving personnel of the United Nations) or
  (vi) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof;

    (f) any representation and warranty of the Company or any other party (other than Parent and the Purchaser) in the Merger Agreement or the Stockholder Agreement shall not be true and correct in all material respects (provided that any representation or warranty of the Company or any other party (other than Parent and the Purchaser) contained in the Merger Agreement or the Stockholder Agreement that is qualified by a materiality standard or a material adverse effect qualification shall not be further qualified by this condition) as of the date of the Merger Agreement and (except with respect to the representation and warranty relating to title to properties and to the extent such representations or warranties expressly relate to an earlier date) as of the scheduled or extended expiration of the Offer;

    (g) the Company shall have failed to comply with the terms of the Merger Agreement described in clause (f) under "Conduct of Business" or the Company or any other party (other than Parent and the Purchaser) shall have failed to comply with any agreement or covenant in any material respect of the Company or any other party (other than Parent and the Purchaser) to be performed or complied with by any of them under the Merger Agreement or the Stockholder Agreement;

    (h) there shall have been issued, delivered, sold or granted any Common Stock pursuant to the Rights Agreement; or

    (i) the Merger Agreement shall have been terminated in accordance with its terms; which in the sole judgment of the Purchaser or Parent, in the case of any such condition, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit
(c)(2) hereto. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

 Rights Agreement

  The Rights Agreement, dated September12, 1997, between the Company and First Chicago Trust Company of New York as Rights Agent (the "Rights Agreement") has been amended as of May 3, 1998 (the "Amendment") to exempt the Merger Agreement, the Stockholder Agreement, the acquisition of Shares by Parent or the Purchaser pursuant to the Offer or the Stockholder Agreement and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement from the provisions of the Rights Agreement. The Company has agreed that neither it nor the Company Board will, without the prior consent of Parent, (i) further amend the Rights Agreement, (ii) redeem the rights issued pursuant to the Rights Agreement or (iii) take any action with respect to, or make any determination under, the Rights Agreement.

  The foregoing summary of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit (c)(5) hereto. The Amendment should be read in its entirety for a more complete description of the matters summarized above.

 The Stockholder Agreement

  Pursuant to the Stockholder Agreement, Petroleum Associates, L.P. and KKR Partners II, L.P., each a Delaware limited partnership, who collectively own 25.6% of the outstanding Shares (the "Principal Stockholders"), have unconditionally agreed to tender into the Offer, and not to withdraw therefrom, all the Shares over which the Principal Stockholders had voting and dispositive control on May 4, 1998 (comprising 21,833,334 Shares), as well as any Shares acquired by the Principal Stockholders after such time.

  The Principal Stockholders have further agreed in the Stockholder Agreement that they will not (a) transfer (which term for purposes of the Stockholder Agreement includes any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares subject to the Stockholder Agreement or any interest therein, (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares subject to the Stockholder Agreement or any interest therein, (c) grant any proxy, power-of-attorney or other authorization in or with respect to the Shares subject to the Stockholder Agreement, (d) deposit the

Shares subject to the Stockholder Agreement into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or (e) take any other action that would in any way restrict, limit or interfere with the performance of the Principal Stockholders' obligations under the Stockholder Agreement or the transactions contemplated by the Stockholder Agreement or the Merger Agreement. The Principal Stockholders have also agreed in the Stockholder Agreement that they will not, nor will they authorize or permit any officer, director, partner, affiliate or employee of, or any investment banker, attorney or other advisor or representative of, the Principal Stockholders to, solicit, initiate or encourage the submission of, enter into any agreement with respect to, or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, in each case subject to certain exceptions applicable in the event the Company is entitled to take such action with regard to any Takeover Proposal.

  In addition, the Principal Stockholders have granted Parent an irrevocable option to purchase the Shares subject to the Stockholder Agreement at a price per Share of $29.00 in cash (the "Option"). The Option becomes exercisable, in whole but not in part, by Parent if, and only if, the Principal Stockholders breach or otherwise fail to comply with their obligations to tender into the Offer, and not to withdraw therefrom, the Shares subject to the Stockholder Agreement and the Purchaser has otherwise accepted the Shares for purchase pursuant to the Offer.

  Under the Stockholder Agreement, the Principal Stockholders have also granted to Parent and certain individuals designated by Parent a proxy which is irrevocable during the term of the Stockholder Agreement with respect to the Shares subject to the Stockholder Agreement to vote such Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company,
(ii) any Takeover Proposal and (iii) any amendment of the Company's Restated Certificate of Incorporation, as amended, or its By-laws, as amended, or other proposal or transaction involving the Company or any subsidiary of the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Stockholder Agreement, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. The Principal Stockholders have agreed not to commit or agree to take any action inconsistent with the foregoing.

  The Stockholder Agreement (including the Option) will terminate upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms. Upon any termination of the Stockholder Agreement, the Stockholder Agreement (including the Option) will thereupon become void and of no further force and effect, and there shall be no liability in respect of the Stockholder Agreement or of any transactions contemplated thereby or by the Merger Agreement on the part of any party thereto or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives, or affiliates; provided, however, that nothing in the Stockholder Agreement shall relieve any party thereto from any liability for such party's wilful breach of the Stockholder Agreement.

  The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed as Exhibit (c)(3) hereto. The Stockholder Agreement should be read in its entirety for a more complete description of the matters summarized above.

 Appraisal Rights

  The holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares and holders of Series A Preferred Stock at the effective time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of their Shares or Series A Preferred Stock, as the case may be. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares or Series A Preferred Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares or Series A Preferred Stock could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares or Series A Preferred Stock. The value so determined could be more or less than the price per Share to be paid in the Merger.

  The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) The Company Board met to consider the proposed structure for a possible business combination with the Purchaser and to consider the terms of the Offer at meetings held on April 17, 24 and 27, 1998 and on May 3, 1998. At its meeting held on May 3, 1998, the Company Board unanimously determined that the Merger Agreement, the Stockholder Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement are fair to and in the best interests of the Company and its stockholders, authorized the Company to enter into the Merger Agreement with Parent and the Purchaser, approved the Offer and the Merger and agreed to recommend the acceptance of the Offer to the Company's stockholders. A copy of the letter to the stockholders of the Company dated May 8, 1998 from John L. Whitmire, Chairman of the Board, containing the recommendation of the Company Board, is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

  As set forth in the Purchaser's Offer to Purchase, the Purchaser will purchase Shares tendered prior to the close of the Offer if at least a majority of the outstanding Shares have been tendered by that time and all conditions to the Offer have been satisfied. Stockholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if fewer than a majority of the outstanding Shares are tendered prior to the expiration of the Offer or if any of the other Offer conditions are not satisfied. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, June 5, 1998, unless the Purchaser, in its sole discretion, elects to extend the period of time for which the Offer is open. The Purchaser may (i) extend the Offer if at the scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to purchase Shares are not satisfied until such time as such conditions are satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (iii) extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence, provided, in the case of clause (iii), that the Purchaser shall waive certain conditions to the Offer during such extension. In addition, the Purchaser has agreed that it shall, at the request of the Company, extend the Offer one or more times for up to 30 days in the aggregate if any of the conditions to the Offer are not satisfied on the expiration date of the Offer provided that such conditions are reasonably capable of being satisfied and provided that the Company has not received a Company Takeover Proposal. A copy of the press release issued by Parent and the Company announcing the Merger and the Offer is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

  (b) On Thursday, April 16, 1998, William E. Wade, Jr., President of Parent, visited John Whitmire, Chairman and Chief Executive Officer of the Company, at Mr. Whitmire's office in Houston. During that visit Mr. Wade asked Mr. Whitmire to consider an all cash purchase of the Company by Parent in a negotiated transaction at $28.50 per share. At a telephonic board meeting the next day, Mr. Whitmire informed the Company Board of Mr. Wade's proposal. The Company Board authorized Mr. Whitmire to retain Salomon Brothers Inc, now doing business as Salomon Smith Barney (collectively, with all other entities doing business as Salomon Smith Barney, "Salomon Smith Barney") and Petrie Parkman & Co., Inc. ("'Petrie Parkman"), as its financial advisors (the "Advisors"), to review Parent's proposal, to study alternative transactions that might be available with other companies and to make a recommendation to the Company Board as to whether a sale of the Company at the offered price should be considered. Following such meeting and during the week of April 20, 1998, Mr. Whitmire had discussions with several other oil and gas companies regarding a possible transaction. Management of the Company and the Advisors met with two additional companies and had ongoing discussions. On Monday, April 20, 1998, Mr. Whitmire called Mr. Wade and informed him that the Company had retained financial and legal advisors and that the Company's Board would meet on Friday, April 24th to consider the proposal.

  On Friday, April 24, 1998, the Company Board met in Houston and received a presentation from Salomon Smith Barney and a presentation from Petrie Parkman. Mr. Whitmire and the Advisors reported to the Company Board that several other companies had expressed an interest in the Company and that there had been discussions with such companies as to whether any of them would be willing to make a proposal. Mr. Whitmire and the Advisors reported that one of these companies was considering a potential transaction in the form of an all stock merger and a second company was considering a cash offer. At this meeting, the Company Board authorized Mr. Whitmire and the Advisors to continue discussions regarding both cash and stock transactions, and to make a recommendation to the Company Board on the following Monday.

  Following the April 24, 1998 Company Board meeting, Mr. Whitmire telephoned Mr. Wade and advised him that, while Parent's proposal was attractive, he was not authorized by the Company Board to enter into exclusive negotiations with Parent. On Sunday, April 26, 1998, representatives of the Company and Parent met in Houston to review certain information provided by the Company, which included data regarding the Company's exploration and operating activities outside the United States and its petrochemical business. During that weekend, representatives of the Company also met with representatives of the independent oil and gas company with which the Company was discussing an all stock merger.

  On Monday, April 27, 1998, the Company Board met telephonically and received a report from Mr. Whitmire and the Advisors concerning Parent's cash proposal, the terms of the potential transaction with the independent oil and gas company in the form of an all stock merger and the results of discussions with other companies. Mr. Whitmire reported to the Company Board that Parent had increased its offer to $29.00 per Share in cash and that Mr. Wade had informed Mr. Whitmire that $29.00 per Share was Parent's best offer. After discussion, the Company Board authorized Mr. Whitmire and the Company's management to enter into negotiations with Parent for an all cash merger at $29.00 per Share. Later that evening, Parent's legal advisors sent to the Company and its legal advisors drafts of the Merger Agreement and related documents. On Tuesday, April 28, 1998, Mr. Whitmire and Mr. Wade met in New York to discuss the proposed transaction. After such meeting, the Company immediately commenced negotiations with Parent. On Sunday, May 3, 1998, the Company Board met to review the Merger Agreement. At the May 3, 1998 meeting, at which all of the directors other than Mr. Kravis were present, the Company Board received opinions of the Advisors, dated May 3, 1998 that, based upon and subject to various considerations and assumptions (and the analyses presented to the Company Board underlying such opinions) set forth in such opinions, as of the date of such opinions, the $29.00 per Share consideration to be received by the holders of the Shares in the Offer and the Merger is fair from a financial point of view to such holders. After review of the Merger Agreement and receipt of such opinions, the Company Board unanimously approved the Offer, the Merger, the Merger Agreement and other transactions contemplated by the Merger Agreement. The Merger Agreement was executed and delivered by the parties, and the Company and Parent publicly announced the transaction before the opening of trading on the New York Stock Exchange ("NYSE") on Monday, May 4, 1998.

  In reaching its conclusions described in Item 4(a) above, the Company Board considered a number of factors, including, without limitation, the following:
(i) that the $29.00 per Share Offer Price represented a premium of approximately 40% over the last reported sales price of the Shares on the NYSE Composite Transactions Tape on May 1, 1998 of $20.50 per Share (the last trading day prior to announcement of the Merger Agreement); (ii) the terms of the Merger Agreement, including the Company's ability to terminate the Merger Agreement and accept a Superior Proposal and the absence of any financing contingency on the part of Parent; (iii) the opinions of Salomon Smith Barney and Petrie Parkman, dated May 3, 1998, that, based upon and subject to various considerations and assumptions, as of such date the $29.00 per Share in cash to be received by the holders of the Shares in the Offer and the Merger is fair from a financial point of view to such holders; (iv) the results of management's discussions with other potential purchasers of the Company;
(v) information with
respect to the financial condition, results of operations and business of the Company, on both a historical and a prospective basis, current industry, economic and market conditions and historical and various projected ranges of prices for oil and gas; (vi) the historical market prices and recent trading patterns of the Shares and the market prices and financial data relating to other companies engaged in the same business as the Company; (vii) the prices paid in other recent acquisition transactions, including acquisitions in the industry in which the Company does business; and (viii) alternatives to the Offer and the Merger that might be available to the Company and its stockholders, particularly the Company remaining independent and continuing to pursue its long-term growth strategy. The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Company Board viewed its position and recommendation as being based on the totality of the information presented to it and considered by it.

  In analyzing the Offer and the Merger, the Company Board was assisted and advised at its meetings on April 24 and 27, 1998 and May 3, 1998 by representatives of Salomon Smith Barney and Petrie Parkman, who reviewed various financial considerations, and representatives of the Company's legal counsel, who reviewed various legal and other considerations, as well as the terms of the Merger Agreement and related agreements, with the Company Board.

  Salomon Smith Barney and Petrie Parkman are investment banking firms engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated primary and secondary underwritings, private placements and valuations for corporate and other purposes. The Company selected Salomon Smith Barney and Petrie Parkman as its financial advisors based upon Salomon Smith Barney and Petrie Parkman's familiarity with the Company and the industry in which the Company operates and their experience, ability and reputation with respect to mergers and acquisitions.

  Copies of the written opinions of Salomon Smith Barney and Petrie Parkman, each dated May 3, 1998, describing the assumptions made, matters considered and the scope of the review undertaken and procedures followed by each firm, are filed as Exhibits(a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference. STOCKHOLDERS ARE ENCOURAGED TO READ SUCH OPINIONS IN THEIR ENTIRETY.

  Based upon the foregoing, at its May 3, 1998 meeting, the Company Board unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, approved the Offer and the Merger and recommended that stockholders of the Company accept the Offer as set forth above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Salomon Smith Barney and Petrie Parkman are acting as the Company's financial advisors in connection with the Offer and the Merger. Pursuant to their respective agreements with the Company, Salomon Smith Barney and Petrie Parkman are entitled to transaction fees of $7.7 million and $2.75 million, respectively, each of which shall become payable upon consummation of the transactions contemplated by the Merger Agreement. The Advisors are also entitled to receive an additional fee in the event the holders of the Shares ultimately receive in excess of $29.00 per Share. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse each of Salomon Smith Barney and Petrie Parkman periodically for reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify each of Salomon Smith Barney and Petrie Parkman against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities laws.

  The Advisors have each previously rendered certain investment banking and financial advisory services to the Company and Parent and certain of its affiliates, for which each Advisor received customary compensation. The Advisors each may have other business relationships with the Company or Parent. In the ordinary course of its business, Salomon Smith Barney may actively trade the debt and equity securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the ordinary course of business, Petrie Parkman may actively trade the debt and equity securities of the Company for the accounts of customers.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

                                     19--1

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Common Stock of the Company have been effected in the past 60 days by the Company or any affiliate or subsidiary of the Company, or, to the best knowledge of the Company, by any executive officer or director of the Company, with the exception of (x) purchases by the administrator of the Company's 401(k) plan of approximately: (i) 311 Shares for the account of John L. Whitmire, Chairman of the Board and Chief Executive Officer; (ii) 247 Shares for the account of William M. Krips, Senior Vice President; (iii) 284 Shares for the account of Arthur W. Peabody, Jr., Senior Vice President; (iv) 424 Shares for the account of Larry D. Kalmbach, Vice President and Chief Financial Officer; (v) 171 Shares for the account of Alan R. Crain, Jr.,
Vice President and General Counsel; (vi) 147 Shares for the account of Richard
A. Cunningham, Regional Vice President; (vii) 237 Shares for the account of James E. Knight, Regional Vice President; (viii) 119 Shares for the account of Michael N. Markowitz, Vice President and Treasurer; (ix) 123 Shares for the account of Donald M. McMullan, Vice President and Controller; (x) 273 Shares for the account of Roger W. Pierce, Vice President Exploration; (xi) 228 Shares for the account of Newton W. Wilson, III, Regional Vice President; and
(xii) 230 Shares for the account of John M. Zimmerman, Vice President, all pursuant to previous elections made by such officers under the 401(k) plan and
(y) the exercise by Alan R. Crain, Jr., Vice President and General Counsel of the Company on April 7, 1998, of an outstanding stock option, which would have expired April 14, 1998, for 4,500 Shares under a stock option plan of the Company.

  (b) To the best knowledge of the Company, each principal executive officer and director of the Company currently intends to tender, pursuant to the Offer, all unrestricted Shares which are held of record or beneficially owned by such person (other than the Shares of the four directors described in Item 3 above).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described under Item 3(b), the Company is not engaged in any negotiations in response to the Offer which relate to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described under Item 4, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, other than those described under Item 3(b), which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The information statement attached as Annex I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

  The Company, the Company Board and Parent are defendants in two purported class actions filed on May 6, 1998, each filed in the Chancery Court of the State of Delaware in and for New Castle County. The actions are styled Dorthy
M. McMullen v. Union Texas Petroleum Holdings, Inc.; John L. Whitmire; Sellers Stough; Richard R. Shinn; George R. Roberts; Stanley P. Porter; Wylie B. Pieper; Michael W. Michelson; Henry R. Kravis; James H. Greene, Jr.; Edward A. Gilhuly; Glenn A Cox; Robert L. Barry; and Atlantic Richfield Company and Byron S. Squyres and Mary Falcon Squyres v. Robert L. Barry; Wylie Bernard Pieper, John L. Whitmire, Glenn A. Cox, James H. Greene, Jr., Edward A. Gilhuly, Richard R. Shinn, Sellers Stough, Henry R. Kravis, George S. Roberts, Michael W. Michelson, Stanley P. Porter, Union Texas Petroleum Holdings, Inc., Kohlberg Kravis Roberts & Co. L.P. and Atlantic Richfield Company. These actions, both of which are filed by alleged owners of Shares, both claim, among other things, that certain individual directors of the Company have breached their fiduciary duties to stockholders by failing to consider strategic alternatives to the Merger that would maximize value to the stockholders. In addition, the Squyres action claims that Parent aided and abetted in the breaches of fiduciary duty committed by these individual directors and that the Principal Stockholders breached their duty of loyalty to the stockholders by arranging a transaction that unfairly benefits them to the detriment of the other stockholders. Both complaints seek declaratory and injunctive relief and attorneys' fees and experts' fees. The Company believes that the suits are without merit. The Company will take all appropriate action to respond to such litigation.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following Exhibits are filed herewith:

  (a)(1) Recommendation Letter to the Stockholders of the Company, dated May
         8, 1998, from John L. Whitmire, Chairman of the Board of the
         Company.*
  (a)(2) Press Release issued jointly by the Company and Atlantic Richfield
         Company announcing the Merger and the Offer.
  (a)(3) Opinion of Salomon Smith Barney, dated May 3, 1998.*
  (a)(4) Opinion of Petrie Parkman & Co., dated May 3, 1998.*
  (b)    None.
  (c)(1) "Voting Securities and Certain Beneficial Owners," "Executive
         Compensation and Other Information," "Compensation Committee
         Interlocks and Insider Participation" and "Annex A: Amended and
         Restated Union Texas Petroleum Holdings, Inc. 1994 Incentive Plan" sections of the Proxy Statement of the Company filed with the Commission on March 24, 1998.
  (c)(2) Agreement and Plan of Merger, dated May 4, 1998, between the Company,
         Atlantic Richfield Company and VWK Acquisition Corp.
  (c)(3) Stockholders Agreement, dated May 4, 1998, between the Atlantic
         Richfield Company, Petroleum Associates, L.P. and KKR Partners II,
         L.P.
  (c)(4) Rights Agreement dated as of September 12, 1997 between the Company and First Chicago Trust Company of New York, as Rights Agent, which includes as Exhibit A the Form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Stock (filed as Exhibit 1 to the Company's Form 8-A Registration Statement filed September 15,
         1997 (Commission File No. 1-9019) and as Exhibit 4.1 to the Company's
         10-Q for the quarter ended September 30, 1997 (Commission File No. 1-
         9019) and incorporated herein by reference).
  (c)(5) Amendment to Rights Agreement, dated May 3, 1998, between the Company and First Chicago Trust Company of New York, as Rights Agent.

--------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          UNION TEXAS PETROLEUM HOLDINGS, INC.

                                      By: /s/ John L. Whitmire
                                          -------------------------------------
                                          Name: John L. Whitmire
                                          Title: Chairman of the Board
                                          and Chief Executive Officer

Dated: May 8, 1998

                                                                        ANNEX I

                     UNION TEXAS PETROLEUM HOLDINGS, INC.
                            1330 POST OAK BOULEVARD
                             HOUSTON, TEXAS 77056

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

                               ----------------

  This Information Statement, which is being mailed on or about May 8, 1998 to the holders of shares of the Common Stock, par value $.05 per share (the "Company Common Stock"), of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the designation by Atlantic Richfield Company, a Delaware corporation ("Parent"), and VWK Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Sub"), of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of May 4, 1998 (the "Merger Agreement") among the Company, Parent and Sub. Pursuant to the Merger Agreement, among other things, Parent is to commence a cash tender offer no later than May 8, 1998 to purchase all of the issued and outstanding shares of Company Common Stock at $29.00 per share, net to the seller in cash, as described in Parent's Offer to Purchase dated May 8, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 5, 1998, unless extended. The Offer is conditioned on, among other things, a majority of the outstanding shares of Company Common Stock on a fully diluted basis being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of Sub with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held in the treasury of the Company or by Parent, Sub or any direct or indirect wholly owned subsidiary of Parent or the Company, all of which will be canceled, and other than shares of Company Common Stock, if any, held by stockholders who have perfected rights as dissenting stockholders under Delaware law) will be converted into the right to receive cash in the amount of $29.00.

  The Merger Agreement provides that promptly upon the purchase by Sub of any of the outstanding shares of Company Common Stock pursuant to the Offer, Sub shall be entitled to designate the number of directors on the Board equal to at least the number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of shares of Company Common Stock so purchased by Sub plus the number of such shares otherwise owned by Sub or any other subsidiary of Parent bears to (ii) the number of such shares of Company Common Stock outstanding. The Company's obligations to cause such designees (the "Sub Designees") to be elected to the Board shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

  Notwithstanding the above, until the Effective Time the Company shall have at least three directors who were directors as of the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors falls below three, the remaining Independent Directors (or if no Independent Directors remain the other directors) shall be entitled to designate persons who are not officers, stockholders or affiliates of the Company, Parent or Sub to fill the vacancies.

  Following the election of the Sub Designees and prior to the Effective Time, the approval of a majority of the Independent Directors or their successors will be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for the performance or waiver of any of the obligations of Sub or Parent, or any waiver of the Company's rights under the Merger Agreement.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of Sub and as exhibits to the Schedule 14D-9. The exhibits to the Schedule 14D-1 and the Schedule 14D-9 may be examined at and copies thereof may be obtained from the SEC in the manner set forth in Section 8 of the Offer to Purchase. Parent intends to finance the purchase of Company Common Stock in the Offer and the Merger from the proceeds of the sale of commercial paper and other short-term borrowings backed by an existing and an additional bank facility.

  No action is required by the stockholders of the Company in connection with the election of the Sub Designees to the Board. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

  The information contained in this Information Statement concerning Parent, Sub and the Sub Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Parent and Sub are located at 515 South Flower Street, Los Angeles, California 90071-2201.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  At the close of business on May 1, 1998, there were issued and outstanding 85,285,286 shares of Company Common Stock, excluding Company Common Stock held by the Company, each share being entitled to one vote upon matters to be voted upon at a stockholders meeting. There are no other voting securities outstanding. The table below sets forth certain information as of May 1, 1998 regarding the beneficial ownership of Company Common Stock, excluding Common Stock held by the Company, by (i) each person known by the Company to own beneficially more than 5% of its outstanding shares of Company Common Stock,
(ii) each director of the Company, (iii) the five executive officers of the Company named in the Summary Compensation Table and (iv) all executive officers and directors of the Company as a group.

                                                   AMOUNT AND
                                                   NATURE OF     PERCENTAGE OF
                                                   BENEFICIAL  SHARES OF COMMON
                      NAME                        OWNERSHIP(1) STOCK OUTSTANDING
                      ----                        ------------ -----------------
Petroleum Associates, L.P.(2)...................   21,833,334        25.6%
KKR Partners II, L.P.(2)........................
 9 West 57th Street
 New York, New York 10019
GSB Investment Management, Inc.(3)..............    4,424,912         5.2%
 301 Commerce Street
 Fort Worth, Texas 76102
Robert L. Barry, Director(4)....................        9,000           *
Glenn A. Cox, Director(4)(5)....................       24,000           *
Edward A. Gilhuly, Director(2)..................            0         --
James H. Greene, Jr., Director(2)...............            0         --
Henry R. Kravis, Director(2)....................            0         --
Michael W. Michelson, Director(2)...............            0         --
Wylie B. Pieper, Director(4)....................       10,000           *
Stanley P. Porter, Director(4)..................       17,000           *
George R. Roberts, Director(2)..................            0         --
Richard R. Shinn, Director(4)...................       19,000           *
Sellers Stough, Director(4).....................       18,000           *
John L. Whitmire(4)(6)(7).......................      228,172           *
 Chairman of the Board and Chief Executive Offi-
  cer
William M. Krips, Senior Vice President(4)(6)...      205,687           *
Arthur W. Peabody, Jr., Senior Vice Presi-
 dent(4)(6).....................................      269,858           *
Newton W. Wilson, III, Regional Vice Presi-
 dent(4)(6).....................................      140,109           *
Larry D. Kalmbach(4)(6).........................       92,333           *
 Vice President and Chief Financial Officer
All executive officers and directors as a group,
 including the above
 (group equals 23 percent)(4)(6)(8).............    1,404,107         1.7%

--------
*Less than 1%.

(1) Beneficial ownership of Common Stock, except as noted.

(2) KKR Associates is the sole general partner of Petroleum Associates, L.P. ("Petroleum Associates") and KKR Partners II, L.P. (collectively, the "KKR Partnerships") and possesses sole voting power and investment power with respect to the 21,833,334 shares owned by such stockholders. KKR Associates is a limited partnership of which Henry R. Kravis, George R. Roberts, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly (all directors of the Company), Robert I. MacDonnell, Paul E. Raether, Michael T. Tokarz, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners, and Messrs. Kravis and Roberts are also members of the Executive Committee of KKR Associates. None of the aforementioned individuals beneficially owns any other shares of Company Common Stock. Petroleum Associates made its investment in the Company in 1985. The limited partnership agreement pursuant to which Petroleum Associates was organized expired on December 31, 1997 in accordance with the terms of the limited partnership agreement. The terminated Petroleum Associates partnership continues to be in existence for a winding-up period after such date. The limited partnership agreement provides that, in connection with the dissolution and winding up of Petroleum Associates, KKR Associates has the sole discretion regarding the timing (which may be one or more years after the expiration of the limited partnership agreement) and the manner of disposition of the Company Common Stock owned by Petroleum Associates, including public or private sales of such Company Common Stock, the distribution of such Company Common Stock to the limited partners of Petroleum Associates or a combination of the foregoing. If shares of Company Common Stock are distributed to the limited partners of Petroleum Associates, each limited partner will thereafter have sole discretion with respect to its Company Common Stock. In addition, pursuant to the limited partnership agreement, Petroleum Associates will distribute to KKR Associates for its own account, concurrently with any sales of shares owned by Petroleum Associates, cash and/or shares of Company Common Stock that together have a fair market value equal to approximately 20% of the profits realized with respect to the shares sold and distributed. The Company has agreed that, upon the request of KKR Partnerships, the Company will register under the Securities Act and applicable state securities laws the sale of the Company Common Stock owned by the KKR Partnerships as to which registration has been requested. The Company's obligation is subject to certain limitations relating to a minimum amount required for registration, the timing of a registration and other similar matters. The Company is obligated to pay any registration expenses incidental to such registrations, excluding underwriters' commissions and discounts.

  The KKR Partnerships currently own approximately 25.6% of the issued and outstanding shares of Company Common Stock, excluding shares held by the Company. As a result, the KKR Partnerships and their general partners may be able to exercise substantial influence over the Company, through their representation on the Board and by reason of their significant voting power with respect to the election of directors and actions submitted to a vote of stockholders. See also "Compensation Committee Interlocks and Insider Participation."

(3) GSB Investment Management, Inc. is a registered investment advisor that pursuant to a Schedule 13G dated February 10, 1998 reported such shares.

(4) Includes the following shares issuable upon the exercise of outstanding or issuable stock options that are exercisable within 60 days after May 1, 1998: (i) 14,000 for each of Messrs. Cox, Porter, Shinn and Stough; (ii) 5,000 for Messrs. Pieper and Barry; (iii) 142,500 for Mr. Whitmire; 172,894 for Mr. Krips; 168,694 for Mr. Peabody; 129,293 for Mr. Wilson; 75,026 for Mr. Kalmbach; and (iv) 1,031,931 for all executive officers and directors as a group. Excludes shares issuable upon the exercise of options that became exercisable upon a change in control.

(5) Voting and investment power are shared with Veronica Cox with respect to 10,000 shares, all of which are held in the Glenn A. Cox Trust, UTA.

(6) Shares held by executive officers in the Company's Savings Plan for Salaried Employees are included in the table.

(7) Voting and investment power are shared with Virginia Whitmire with respect to 9,700 shares, all of which are held in the Virginia Kempton Whitmire Revocable Trust dated September 7, 1995.

(8) As of May 1, 1998, the executive officers of the Company include the five executive officers named in the Summary Compensation Table and the other officers listed as Executive Officers. See "Executive Officers."

                       DIRECTORS AND EXECUTIVE OFFICERS

  The Sub Designees. Sub has selected William E. Wade, Jr., Marie L. Knowles, Michael E. Wiley and Donald R. Voelte, Jr. as the Sub Designees. All of the Sub Designees are officers of Parent, and all except Mr. Wiley are executive officers and/or directors of Sub. Certain information regarding the Sub Designees is contained in Schedule I annexed hereto. To the best knowledge of the Company, none of the Sub Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any directors or executive officers thereof that are required to be disclosed pursuant to the rules and regulations of the SEC.

  Current and Continuing Directors. The following table sets forth certain information with respect to the current directors of the Company:

  Robert L. Barry--Age 63, Director since December 1997. Ambassador Barry retired from the United States (U.S.) Foreign Service in 1995 after 34 years of service. Ambassador Barry held numerous positions of increasing responsibility during his Foreign Service career, including U.S. Ambassador to Indonesia from 1992 to 1995. He is a principal in Phoenix International, an electric power development company focused on projects in Indonesia, and his own international consulting firm, Robert Barry and Associates, which specializes in Indonesia, Eastern Europe and the independent states of the former Soviet Union. Ambassador Barry currently heads the mission of the Organization for Security and Cooperation in Europe, where he is responsible for elections, human rights, arms control and democracy initiatives in Bosnia-Hercegovinia.

  Glenn A. Cox--Age 68, Director since January 1993. Mr. Cox is a retired President and Chief Operating Officer of Phillips Petroleum Company ("Phillips"), a position he held from 1985 until December 1991. Phillips is a corporation involved in petroleum exploration, production and refining and also in the manufacturing and distribution of a variety of chemicals. Mr. Cox is also a director of BOK Financial Corp., Bank of Oklahoma, The Williams Companies and Helmerich & Payne, Inc. Member of the Audit Committee and the
Section 16 Committee.

  Edward A. Gilhuly--Age 38, Director since December 1992. Mr. Gilhuly was an associate of Kohlberg Kravis Roberts & Co. ("KKR") from 1986 until 1995, when he became a partner. He is also a director of Layne Christensen Company, Owens-Illinois Group, Inc. and Owens-Illinois, Inc. Member of the Organization and Compensation Committee.

  James H. Greene, Jr.--Age 47, Director since December 1992. Mr. Greene was an associate of KKR from 1986 until 1993, when he became a partner. He is also a director of Bruno's, Inc., Owens-Illinois Group, Inc., Owens-Illinois, Inc., Randall's Food Markets, Inc. and Safeway, Inc.

  Henry R. Kravis--Age 54, Director since July 1985. Mr. Kravis has been a partner in KKR since its organization in 1976. He is also a director of Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, The Gillette Company, IDEX Corporation, Inc., Kinder Care Learning Centers, Inc., KSL Recreation Group, Inc., Newsquest Capital plc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA Inc., Randall's Food Markets, Inc., Reltec Corporation, Safeway, Inc., Sotheby's Holdings, Inc. and World Color Press, Inc. Mr. Kravis is a first cousin of Mr. Roberts.

  Michael W. Michelson--Age 46, Director since July 1985. Mr. Michelson has been a partner of KKR since January 1987, and prior to that he had been an associate of KKR. Mr. Michelson is also a director of Amphenol Corporation, AutoZone, Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc. and Promus Hotel Corporation. Member of the Organization and Compensation Committee.

  Wylie B. Pieper--Age 65, Director since May 1997. Mr. Pieper is a retired Vice Chairman and Chief Operating Officer of Halliburton Company ("Halliburton"). Mr. Pieper served in a number of executive capacities throughout his 38 year career with Halliburton and its subsidiary, Brown & Root, Inc. Mr. Pieper serves on the Board of Governors, the George R. Brown School of Engineering Advisory Board and the Jones Graduate School of Administration Council of Overseers at Rice University. Mr. Pieper is also a director at Highlands Insurance Group, Inc.

  Stanley P. Porter--Age 79, Director since July 1985. Mr. Porter is a retired Vice Chairman of Arthur Young & Company. Mr. Porter was a director of AlliedSignal Inc. (collectively with its predecessor, Allied Corporation, "Allied") from 1980 until April 1989. Allied is an advanced technology company. Mr. Porter is a former director of Fiber Industries, Inc. and Engraph, Inc. Member of the Audit Committee.

  George R. Roberts--Age 54, Director since July 1985. Mr. Roberts has been a partner in KKR since its organization in 1976. He is also a director of Amphenol Corporation, Borden, Inc., Bruno's Inc., Evenflo & Spalding Holdings Corporation, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Owens-Illinois Group, Inc. Owens-Illinois, Inc., PRIMEDIA INC., Randall's Food Markets, Inc., Safeway Inc. and World Color Press, Inc. Mr. Roberts is a first cousin of Mr. Kravis.

  Richard R. Shinn--Age 80, Director since May 1988. Mr. Shinn was Executive Vice Chairman of the New York Stock Exchange from May 1985 through December 1990. Mr. Shinn retired as Chairman and Chief

Executive Officer of Metropolitan Life Insurance Company in 1983. Mr. Shinn was a director of Allied from 1973 until April 1988. Mr. Shinn is also a director of Grey Advertising, Inc. Member of the Audit Committee, the Organization and Compensation Committee and the Section 16 Committee.

  Sellers Stough--Age 75, Director since March 1988. Mr. Stough is a retired Vice President, Finance of Chevron Corporation. Mr. Stough also served on the Executive Committee of Chevron Corporation from August 1986 until his retirement in December 1987. Mr. Stough was a consultant to the law firm of Pillsbury Madison & Sutro from February 1988 until December 1990 and served as Executive Director of the firm from November 1989 through December 1990. Mr. Stough was a director of Amax, Inc. from 1982 until 1987. Member of the Audit Committee.

  John L. Whitmire--Age 57, Chairman of the Board and Chief Executive Officer since January 1996. Mr. Whitmire has responsibility for the overall management of the Company. Mr. Whitmire served as Executive Vice President--Exploration and Production and as a director of Phillips from January 1994 to January 1996, when he retired. Prior thereto, Mr. Whitmire served in a number of executive capacities throughout his 30 year career with Phillips.

  If a majority of the outstanding Shares are purchased by the Purchaser pursuant to the Offer, Parent currently intends to request the Company to reduce the number of its directors to not more than seven and to designate the four Sub Designees as a majority of the Board. The current directors of the Company who would be removed pursuant to this reduction in the size of the Board have not yet been identified. If a greater number of Shares are purchased by Sub pursuant to the Offer, Sub may, pursuant to the terms of the Merger Agreement, designate additional directors to the Board.

  The Board has standing audit, organization and compensation and Section 16 committees that are composed of directors of the Company. The functions of the Audit Committee (the "Audit Committee") include reviewing external financial reporting, both annual and quarterly reports, and other financial portions of external reporting of the Company, recommending engagement of the Company's independent accountants, reviewing and approving the terms of engagement of the independent accountants, reviewing the independence of such accountants, reviewing with the independent accountants the plan, scope and results of the auditing engagement, and reviewing the scope and results of the Company's procedures for internal auditing and the adequacy of the Company's internal accounting controls.

  The functions of the Organization and Compensation Committee (the "Compensation Committee") include establishing compensation for executive officers, monitoring compensation arrangements of certain management employees for consistency with corporate objectives and to enhance shareholder value, recommending remuneration arrangements for senior management, serving as the Stock Option Committee under the Company's 1985, 1987 and 1992 Stock Option Plans and the Company's 1994 Incentive Plan, administering the Incentive Compensation Plan and Deferred Plan, and making recommendations with respect to employee benefit plans.

  The functions of the Section 16 Committee, established to comply with amendments to the rules promulgated under Section 16 of the Exchange Act, as well as Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), include approving grants of options, stock, stock appreciation rights and other types of awards to and certain deferrals by officers of the Company that are subject to or intended for compliance with the Exchange Act or the Code (the "Section 16 Officers").

  In addition, although the Board does not have a standing nominating committee, the Compensation Committee considers and makes recommendations to the Board regarding persons to be nominated for election as directors by the Board to fill vacancies that arise between annual meetings of stockholders. Stockholders wishing to recommend a person for consideration as a nominee for election to the Board can do so in accordance with the Company's Bylaws by providing timely written notice to the Secretary of the Company at 1330 Post Oak Blvd., Houston, Texas 77056, providing such nominee's name, appropriate biographical information and any other information that would be required in a proxy statement. Any such recommendation should be accompanied by a written statement from the person recommended, giving his or her consent to be named as a nominee and, if nominated and elected, to serve as a director. A notice must be delivered to the Secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Such notice to the Secretary must set forth the name and address of the stockholder that is giving the notice and the beneficial owner, if any, on whose behalf the nomination is made and the number of shares that are owned beneficially by such stockholder and, if any, such beneficial owner.

  During the year ended December 31, 1997, the Board held a total of fourteen meetings, the Audit Committee held three meetings, the Compensation Committee held four meetings and the Section 16 Committee held one meeting and acted once by written consent. Messrs. Gilhuly, Greene, Kravis and Roberts attended less than 75% of the Board meetings.

  Compensation Committee Interlocks and Insider Participation. Two of the current members of the Compensation Committee, Mr. Michelson and Mr. Gilhuly, are affiliates of KKR and the KKR Partnerships. The KKR Partnerships collectively own approximately 25.6% of the outstanding Company Stock. In connection with the 1985 Stock Acquisition, the Company agreed to pay each of KKR and Allied a fee for financial advisory services of $250,000 per year, increasing at a compound rate of 10% per annum. The Company is obligated to continue to pay this annual advisory service fee to KKR until KKR or its affiliates own less than 20% of the number of shares of Company Common Stock outstanding. During 1997, KKR was paid $748,943 for such financial advisory services pursuant to this agreement.

DIRECTOR COMPENSATION

  All directors who are not officers of the Company receive $40,000 per annum for serving on the Board. In addition, all directors are reimbursed for out-of-pocket costs of attending Board and committee meetings. Messrs. Gilhuly, Greene, Kravis, Michelson and Roberts are directors affiliated with KKR.

  Under the 1994 Incentive Plan, as in effect and amended in accordance with Proposal 3 of the Company's Proxy Statement dated March 24, 1998, each person who becomes a director who is not then an employee of the Company or any subsidiary or is not affiliated with KKR (an "Eligible Director") for the first time is granted an option to purchase 5,000 shares of Common Stock effective as of the date the individual becomes an Eligible Director. Each incumbent Eligible Director also receives an option to purchase 3,000 shares of Common Stock effective as of the date of each annual meeting of stockholders. During 1997, each Eligible Director, other than Mr. Pieper and Ambassador Barry, who were not directors as of such date, received an annual grant of an option to purchase 3,000 shares of Common Stock at $19.75 per share under the 1994 Incentive Plan. Effective May 9, 1997 and December 19, 1997, Mr. Pieper and Ambassador Barry each received an option to purchase 5,000 shares of Common Stock at $19.75 and $20.6875 per share, respectively, under the 1994 Incentive Plan. Each such option is fully vested and exercisable and has a term of ten years, but must be exercised within six months of termination of service on the Board for any reason other than death or disability or retirement after at least five years of continuous Board service, in which event such option must be exercised within two years of death or disability and within three years of retirement. The price per share to be paid by the holder of such an option is equal to the fair market value per share of Common Stock on the date the option is granted. Except transfers to family members, family entities or private foundations, no transfer, sale or other disposition of Common Stock acquired upon option exercise is permitted, except in an amount necessary to satisfy tax withholding liability, until the Eligible Director terminates service as an Eligible Director of the Company, unless a prior extraordinary corporate transaction occurs.

  In May 1997, the Board approved the establishment of stock ownership guidelines for Eligible Directors and executives to further strengthen the tie between executive officers, directors and the stockholders of the Company. The ownership level for Eligible Directors was set at three times the annual retainer fee, with the recommendation that the Eligible Directors meet this ownership guideline within a five year period based on beneficial ownership of Common Stock. Such guideline and suggested ownership levels are subject to annual review by the Compensation Committee. As of December 31, 1997, two of the six Eligible Directors had met the guideline.

  To encourage stock ownership opportunities, the Board also approved at its May 1997 meeting the Union Texas Petroleum Holdings, Inc. Deferred Compensation Plan, as amended and restated at its February 1998 meeting (the "Deferred Plan") to give key employees and directors the ability to defer compensation on an elective basis in the form of restricted shares of Common Stock or in phantom shares of Common Stock. Other options available for interest accrual on deferred amounts include a mutual fund program account and an interest account. Directors may defer up to 100% of their annual retainer fees, in increments of 25%. Ambassador Barry and Messrs. Gilhuly, Greene, Kravis, Michelson and Whitmire have elected to participate in the Deferred Plan for 1998.

  Executive Officers. Set forth below is the age at May 1, 1998 and certain other information concerning each person, including their principal occupations and positions for the past five years, currently serving as an executive officer of the Company.

  John L. Whitmire--Age 57, Chairman of the Board and Chief Executive Officer since January 1996. Mr. Whitmire has responsibility for the overall management of the Company. Mr. Whitmire served as Executive Vice President--Exploration and Production and as a director of Phillips Petroleum Company ("Phillips") from January 1994 to January 1996 when he retired. Prior thereto, Mr. Whitmire served in a number of executive capacities throughout his 30 year career with Phillips.

  William M. Krips--Age 58, Senior Vice President since May 1994, after having served as Senior Vice President Exploration and Production, Senior Vice President and General Manager--U.S. Exploration and Production, Senior Vice President and General Manager--Hydrocarbon Products Group and Vice President and General Manager--International Operations. Mr. Krips has responsibility for the Regional Business Units and Technical Services. Mr. Krips joined Allied in 1964, and served in a number of management positions in planning, financing, marketing and operations. Mr. Krips is also a member of the Management Board of Unimar Company, a partnership that is half owned by the Company, and a director of ENSTAR Corporation ("ENSTAR"), a corporation owned by Unimar Company, and of VICO 7.5, Inc., ENSTAR Indonesia, Inc., Virginia International Company and Virginia Indonesia Company, which entities are subsidiaries of ENSTAR.

  Arthur W. Peabody, Jr.--Age 55, Senior Vice President since May 1994, after having served as Senior Vice President--Exploration and Production, Senior Vice President and General Manager--Hydrocarbon Products Group, Vice President--Planning and Administration and Vice President--Acquisitions and Planning. Mr. Peabody has responsibility for Exploration, Acquisitions, Enhanced Production Ventures, Information Technology and Portfolio Management. Mr. Peabody is also a member of the Unimar Company Management Board, and a director of ENSTAR, ENSTAR Indonesia, Inc., VICO 7.5, Inc. and Virginia International Company, which entities are subsidiaries of ENSTAR. Mr. Peabody joined Allied in 1981 and, prior to assuming his current position, held various positions in management and in planning and development with Allied and thereafter with the Company.

  Larry D. Kalmbach--Age 46, Vice President and Chief Financial Officer since February 1995, after having served as Vice President--Finance and Vice President and Controller of the Company. Mr. Kalmbach has responsibility for Accounting, Tax, Treasury, Audit, Risk Management, Corporate Planning, Purchasing, Administration and Investor Relations. He joined the Company in 1974 and has held various financial management positions with the Company. He is also a member of the Unimar Company Management Board, and a director of ENSTAR and of VICO 7.5, Inc., Virginia International Company and Virginia Indonesia Company, which entities are subsidiaries of ENSTAR.

  Alan R. Crain, Jr.--Age 46, Vice President and General Counsel since May 1996, after having served as Assistant General Counsel from September 1988 until he assumed his current position. Mr. Crain has responsibility for Law, Commercial Negotiations, Government Affairs and Security. Mr. Crain joined the Company in March 1988.

  Richard A. Cunningham--Age 46, Regional Vice President since May 1996, after having served as General Manager Worldwide Business Development from September 1991 until he assumed his current position. Mr. Cunningham has responsibility for the Asia Pacific regional business unit. Mr. Cunningham joined the Company in 1981 and, prior to assuming his current position, held various positions in negotiations and business development as well as serving as President of VICO Indonesia.

  James E. Knight--Age 52, Regional Vice President since May 1996, after having served as Vice President, Technical Services from December 1991 until he assumed his current position. Mr. Knight has responsibility for the Europe, Middle East, Africa and Central Asia regional business unit. Mr. Knight joined the Company in 1980 and, prior to assuming his current position, held various positions in management in gas processing, engineering and international operations.

  Michael N. Markowitz--Age 51, Vice President and Treasurer since July 1985, after having served as Treasurer from August 1983 until he assumed his current position. Mr. Markowitz has responsibility for Treasury and Tax. Mr. Markowitz joined the Company in 1972 and, prior to assuming his current position, held various positions of increasing responsibility in tax and treasury.

  Donald M. McMullan--Age 49, Vice President and Controller since June 1993, after having served as Assistant Treasurer and Director Finance from July 1988 until he assumed his current position. Mr. McMullan has responsibility for Accounting and Corporate Planning. Mr. McMullan joined the Company in 1980 and, prior to assuming his current position, held various management positions in finance, treasury and acquisitions.

  Roger W. Pierce--Age 48, Vice President Exploration since May 1996, after having served as General Manager Exploration Operations from December 1994 until he assumed his current position. Mr. Pierce has responsibility for worldwide Exploration. Mr. Pierce joined the Company in 1976 and, prior to assuming his current position, held various positions in domestic and international exploration operations.

  Newton W. Wilson, III--Age 47, Regional Vice President since May 1996, after having served as General Counsel, Vice President--Administration and Secretary from January 1993 until he assumed his current position. Mr. Wilson has responsibility for the Americas regional business unit. Mr. Wilson joined the Company in 1985 as Vice President, General Counsel and Secretary.

  John M. Zimmerman--Age 51, Vice President--Investor Relations since May 1996, and Vice President--Planning and Investor Relations from April 1990 until he assumed his current position. Mr. Zimmerman joined the Company in April 1983.

  Certain of the executive officers also serve as directors of certain of the Company's subsidiaries and affiliates in addition to those named above. The Company's Bylaws provide that each officer shall hold office until the officer's successor is elected or appointed or until the officer's death, resignation or removal by the Board.

                            EXECUTIVE COMPENSATION

  The following table sets forth information regarding aggregate cash compensation, stock option awards and other compensation earned by the Company's Chief Executive Officer and the four other most highly compensated executive officers for services rendered in all capacities to the Company and its subsidiaries in the years 1995 to 1997.

                          SUMMARY COMPENSATION TABLE

                                                                LONG-TERM COMPENSATION
                                  ANNUAL COMPENSATION                   AWARDS
                         -------------------------------------- -----------------------
                                                                 NUMBER OF SECURITIES
   NAME AND PRINCIPAL                            OTHER ANNUAL   UNDERLYING OPTIONS/SARS    ALL OTHER
        POSITION         YEAR  SALARY  BONUS(1) COMPENSATION(2)       GRANTED(3)        COMPENSATION(4)
   ------------------    ---- -------- -------- --------------- ----------------------- ---------------
John L. Whitmire........ 1997 $600,000 $600,000         --              175,000             $48,000
 Chairman of the Board   1996 $586,957 $565,500    $577,873(5)          345,000             $28,000
 and Chief Executive
 Officer
William M. Krips........ 1997 $324,000 $198,500         --               61,000             $25,920
 Senior Vice President   1996 $314,667 $205,300         --               39,100             $25,173
                         1995 $305,000 $193,000         --               39,100             $24,400
Arthur W. Peabody, Jr... 1997 $320,500 $198,500         --               61,000             $25,640
 Senior Vice President   1996 $310,000 $205,300         --               39,100             $24,800
                         1995 $296,250 $193,000         --               39,100             $23,700
Newton W. Wilson, III... 1997 $304,000 $197,100         --               41,000             $24,320
 Regional Vice President 1996 $294,667 $170,000         --               31,600             $23,574
                         1995 $285,000 $170,000         --               31,600             $22,800
Larry D. Kalmbach....... 1997 $272,000 $169,300         --               37,000             $21,760
 Vice President and      1996 $267,000 $154,900         --               31,600             $21,360
 Chief Financial Officer 1995 $255,833 $150,000         --               31,600             $20,467

--------
(1) Includes compensation under the Company's Incentive Compensation Plan (the "Incentive Compensation Plan"), which program is under the 1994 Incentive Plan and provides cash awards for executive officers and employees of the Company. Awards are paid currently in a lump sum or may be deferred pursuant to the Deferred Plan. No incentive compensation accrued in 1997, 1996 or 1995 was deferred by any of the executive officers to later years, except for the Chief Executive Officer who deferred 100% of his 1997 award into restricted shares of Common Stock under the Deferred Plan.

(2) During each of the three years ended December 31, 1995, 1996 and 1997, perquisites for each individual named in the Summary Compensation Table, other than Mr. Whitmire in 1996, aggregated less than 10% of the total annual salary and bonus reported for such individual in the Summary Compensation Table, or $50,000, if lower. Accordingly, no such amounts are included in the Summary Compensation Table.

(3) Each option granted included an equal number of stock appreciation rights ("SARs").

(4) Information in this column includes amounts contributed by the Company under the Company's Savings Plan for Salaried Employees (the "Savings Plan") and Supplemental Non-Qualified Savings Plan for Executive Employees (the "Supplemental Savings Plan"). The Company's matching contributions to the Savings Plan for 1997 were in the respective amounts of: $9,500.00 for Mr. Whitmire, $9,500.00 for Mr. Krips, $9,500.00 for Mr. Peabody, $8,486.64 for Mr. Wilson, and $9,500.00 for Mr. Kalmbach. The Company's matching contributions to the Supplemental Saving Plan for 1997 were in the respective amounts of: $38,500.00 for Mr. Whitmire; $16,420.00 for Mr. Krips; $16,140.01 for Mr. Peabody, $15,833.36 for Mr. Wilson, and $12,259.97 for Mr. Kalmbach.

(5) Includes certain amounts in connection with Mr. Whitmire's employment in January 1996, including the purchase of Mr. Whitmire's home in Bartlesville, Oklahoma at its appraised value of $388,000 and special payment of $170,000 related to relocation to Houston, Texas by the Company.

  Pursuant to the authorization of the Company Board on May 3, 1998, John L. Whitmire, Chairman of the Board and Chief Executive Officer, will be paid on the date of consummation of the Offer in an amount of $5 million plus an excise tax gross-up amount. Pursuant to the same authorization, if Mr. Whitmire is terminated following consummation of the Offer, Mr. Whitmire will be provided office space and certain support services and benefits for three years and will be eligible for retiree medical coverage. At the same meeting, the Company Board authorized that all officers be offered financial planning and tax planning services for a two year period commencing on May 1, 1998.

                       OPTION/SAR EXERCISES AND HOLDINGS

  The following table sets forth information with respect to the executive officers named in the Summary Compensation Table concerning the exercise of options and SARs during 1997 and unexercised options and SARs held as of the end of 1997, which includes grants made under the Company's 1985 and 1992 Stock Option Plans and the 1994 Incentive Plan.

                    AGGREGATED OPTION/SAR EXERCISES IN 1997
                  AND OPTION/SAR VALUES AT DECEMBER 31, 1997

                                                       NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                          NUMBER OF                   UNDERLYING UNEXERCISED   IN-THE-MONEY OPTIONS/SARS
                          SECURITIES                 OPTIONS/SARS HELD AT 1997    HELD AT 1997 FISCAL
                          UNDERLYING                      FISCAL YEAR-END             YEAR-END(2)
                         OPTIONS/SARS     VALUE      ------------------------- -------------------------
          NAME            EXERCISED   REALIZED($)(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ------------ -------------- ----------- ------------- ----------- -------------
John L. Whitmire........         0     $         0     142,500      377,500     $158,203     $158,203
William M. Krips........    31,330     $262,388.75     172,894      126,450     $502,257     $ 71,174
Arthur W. Peabody, Jr...    23,800     $299,075.00     192,494      126,450     $684,519     $ 71,174
Newton W. Wilson, III...    19,330     $166,117.21     138,958       93,900     $426,438     $ 57,522
Larry D. Kalmbach.......         0     $         0      75,026       85,275     $163,409     $ 52,157

--------
(1) Market value of the Company's Common Stock at the time of exercise, minus the exercise price, multiplied by the number of shares underlying the options or SARs exercised.
(2) Value calculated by subtracting the exercise price from the market value of the Company's Common Stock on December 31 1997, which was $20.71875 based on the average of the high and low sales price on December 31, 1997 on the New York Stock Exchange, multiplied by the number of shares underlying the unexercised options or SARs.

PENSION PLANS

  Certain employees of the Company, including each of its executive officers, are participants in the Company's Salaried Employees' Pension Plan (the "Pension Plan"). The table below illustrates the annual straight-life annuity benefits payable to an employee under the Pension Plan as if the employee were age 65 in 1997.

                ESTIMATED ANNUAL PENSION BENEFIT FOR YEARS OF CREDITED SERVICE
                                           INDICATED
                ---------------------------------------------------------------
    AVERAGE        5      10      15      20      25      30      35      40
  ANNUAL PAY     YEARS   YEARS   YEARS   YEARS   YEARS   YEARS   YEARS   YEARS
  ----------    ------- ------- ------- ------- ------- ------- ------- -------
$  300,000.....  24,600  49,200  73,800  98,400 123,000 147,600 172,200 196,800
   400,000.....  32,800  65,600  98,400 131,200 164,000 196,800 229,600 262,400
   500,000.....  41,000  82,000 123,000 164,000 205,000 246,000 287,000 328,000
   600,000.....  49,200  98,400 147,600 196,800 246,000 295,200 344,400 393,600
   700,000.....  57,400 114,800 172,200 229,600 287,000 244,400 401,800 459,200
   800,000.....  65,600 131,200 196,800 262,400 328,000 393,600 459,200 524,800
   900,000.....  73,800 147,600 221,400 295,200 369,000 442,800 516,600 590,400
 1,000,000.....  82,000 164,000 246,000 328,000 410,000 492,000 574,000 656,000
 1,100,000.....  90,200 180,400 270,600 360,800 451,000 541,200 631,400 721,600
 1,200,000.....  98,400 196,800 295,200 393,600 492,000 590,400 688,800 787,200
 1,300,000..... 106,600 213,200 319,800 426,400 533,000 639,600 746,200 852,800
 1,400,000..... 114,800 229,600 344,400 459,200 574,000 688,800 803,600 918,400
 1,500,000..... 123,000 246,000 369,000 492,000 615,000 738,000 861,000 984,000

  The Pension Plan is a noncontributory, tax-qualified plan and provides that the normal retirement age is 65. The benefits listed in the table above are not subject to any reduction for Social Security benefits or, with respect to the executive officers named in the Summary Compensation Table, for other offset amounts. The amount of pension payable at normal or later retirement under the Pension Plan is based on an employee's years of credited service and the employee's average pay (including salary, Incentive Compensation Plan payments that are not deferred, elective deferrals made under the Company's Savings Plan or Section 125 cafeteria plans, and severance pay (excluding officers), but excluding amounts deferred under a deferred compensation plan, income from an exercise of a stock option or SAR and certain other fringe benefits as specified in the Pension Plan) during the most highly paid five consecutive years of the employee's last ten years of employment. An employee who was employed by the Company on or after April 29, 1990, may elect to receive a lump sum payment at retirement in lieu of a pension.

  The Code places certain maximum limitations on the amount of benefits that may be payable under tax-qualified plans, such as the Pension Plan. Any excess over such maximum limitation calculated in accordance with the provisions of the Pension Plan will be paid separately by the Company through one or more unfunded excess benefit plans. Such excess benefit plans also provide benefits to certain employees in excess of those provided under the Pension Plan, based upon deferred compensation, severance pay and certain additional service that is not taken into account under the Pension Plan and to the extent the formula in effect for the Pension Plan prior to 1989 would produce a larger benefit than the current formula. Such additional benefits are calculated and included in the table above, with the exception of benefits related to the formula in effect prior to 1989 and a special supplemental benefit to Mr. Whitmire. In 1988, the Company adopted a trust pursuant to which the Company may, at its discretion, including in the event of a change of control, contribute amounts to the trust to provide for all or part of the benefits the Company is obligated to pay pursuant to the excess benefit plans. Any assets placed in the trust will remain subject to the general unsecured creditors of the Company.

  At December 31, 1997, the following individuals had the number of years of credited service indicated: Mr. Whitmire, 1; Mr. Krips, 33; Mr. Peabody, 16; Mr. Wilson, 12; and Mr. Kalmbach, 23. Mr. Whitmire is also entitled to receive a special supplemental benefit to ensure that he receives compensation for any loss of total pension benefit as a result of his retirement from his previous employer.

                         STOCK PRICE PERFORMANCE GRAPH

  Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return (change in year-end stock price plus reinvested dividends) on the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Stock Index and the Dow Jones Secondary Oil Industry Index for the period of five years ended December 31, 1997.


                            1992     1993     1994     1995     1996   1997
-----------------------------------------------------------------------------
United Texas                100.0   109.6     112.8   106.4     124.2  116.6
S&P 500                     100.0   110.1     111.5   153.5     188.7  251.6
Dow Jones Secondary Oil     100.0   113.0     112.2   128.8     158.7  170.1
-----------------------------------------------------------------------------
Assumes $100 invested December 31, 1992, in the Company's Common Stock, S&P 500 Stock Index and Dow Jones Secondary Oil Industry Index (dividends reinvested).

  There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted in the graph above. The Company will not make or endorse any predictions as to future stock performance.

   REPORT OF THE ORGANIZATION AND COMPENSATION COMMITTEE AND THE SECTION 16
         COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

COMPENSATION PROGRAM

  The Company's compensation program for all executives, including the executive officers named in the Summary Compensation Table, is administered by the Compensation Committee and the Section 16 Committee of the Company's Board. The Compensation Committee currently consists of three members, all of who are non-employee directors and two of whom are affiliated with the KKR Partnerships, which collectively own approximately 25.6% of the Company's Common Stock. The Section 16 Committee currently consists of two members, both of whom are non-employee directors as defined under the Exchange Act, and approves grants of options, stock, stock appreciation rights and other types of awards to Section 16 Officers. Set forth below is a report collectively submitted by the Compensation Committee and the Section 16 Committee (collectively, the "Committees" and individually a "Committee") addressing the Company's executive compensation program for 1997.

  The Company's executive compensation program is designed to attract, motivate and retain executives critical to the long-term success of the Company. An important consideration in this philosophy is to relate the interests of the executive officers with those of the stockholders. In connection with this philosophy, the Compensation Committee approved a new compensation program for 1997, which places more emphasis on variable performance-based pay that is tied directly to the results of the Company. The new program strengthens, and the Company's proposed amendment to the 1994 Incentive Plan is intended to continue, the alignment between compensation and stockholder wealth creation.

  The program is composed of four elements: a base salary, an annual bonus, long-term incentives in the form of stock options, and a comprehensive benefits program. The goal of the new program for all employees, including executive officers, is to establish base salaries at the market median, target bonus opportunities at the 65th percentile and grant stock options to all employees. All employees participate in the Company's annual incentive compensation program, which is based entirely on the Company meeting predetermined financial and strategic goals as approved by the Compensation Committee. Individual personal objections for executive officers and other key employees have been eliminated. Specific award opportunities vary depending on the Company's performance level and the employee's salary grade. If the Company meets or exceeds its goals, then the expectation is that each employee's total direct compensation (i.e., salary, bonus and annualized long-term incentives) will be well above the market median (50th percentile).

  The Committees annually review the Company's executive compensation program on the basis of information provided by the Company, as well as studies, data and reports provided by independent consultants. Each component of the executive compensation program is described below.

BASE SALARIES

  The objective of the Company's base salary program for key management positions is to provide its executives with base salary opportunities that are competitive with similar positions in companies similar in size to the Company, based on annual revenues (referred to in this report as "comparable companies"). In order to motivate and retain key executives critical to the long-term success of the Company, the Company has established certain practices in regard both to base salary and to the relationship of incentive bonus to predetermined performance-oriented goals for the Company. The base salaries established for 1997 for the executive officers of the Company were reviewed at the January meeting of the Compensation Committee. In setting such base salaries, the Compensation Committee reviewed compensation data for comparable companies, including a comparison of market compensation data from a December 1996 comprehensive study that included detailed market data regarding base salaries, annual incentives and long-term incentives, prepared by Towers Perrin, an independent consultant (the "Consultant Study"), and analyzed the Company's executive compensation program. The Consultant Study included data collected from nationally recognized private and published compensation surveys of energy and other industry companies of comparable size to the Company for fiscal year 1996, but did not necessarily include data from proxy statements published in 1996 for fiscal year 1995 for the companies included in the Dow Jones Secondary Oil Industry published index.

  The data obtained from the foregoing surveys is more reflective of competitive compensation among companies of similar size, based on annual revenues, than the data pertaining to companies included in the Dow Jones Secondary Oil Industry published index for purposes of the Company's Stock Price Performance Graph, which index includes several companies that are much larger and other companies that are smaller than the Company in terms of annual revenues. The energy and other industry survey data provide more detail about actual current compensation practices and levels to the Compensation Committee than information from proxy statements published in prior years. With the data collected, the Compensation Committee's objective for 1997 was to establish the executives' salary at the market median (50th percentile) and bonus opportunities at the 65th percentile in an effort to be competitive with compensation provided to executives at comparable companies. The Company believes it is crucial to provide strongly competitive salaries in order to attract and retain managers who are highly talented. The specific competitive markets considered depend on the nature and level of the particular positions and the labor markets from which qualified individuals would be recruited for such positions. Base salary levels also reflect the performance of each individual employee over time. Thus, employees with higher levels of performance sustained over time will be paid correspondingly higher salaries. The Chief Executive Officer and the senior human resources executive of the Company reviewed with the Compensation Committee a proposed 1997 salary plan for the Company's executive officers, following with the Compensation Committee approved the proposed plan at the January 1997 meeting. Three executive officers, including one of the executive officers named in the Summary Compensation Table, received salary increases at levels considered appropriate in view of the duties and scope of responsibilities of each such officer's position and were in a range generally consistent with the market median (50th percentile) of comparable companies.

ANNUAL INCENTIVES

  The objective of the Company's annual incentive bonus, a pay-for-performance program under the 1994 Incentive Plan, is to motivate and reward individuals based on contributions to business results. The Compensation Committee administers the Company's incentive program, recommends to the Board the aggregate amount of incentive compensation and approves individual officer awards. The Board approves the aggregate amount of the incentive compensation awards to all participants.

  The annual bonus in 1997 was tied directly to the results of the Company and was based upon achievement of performance-oriented goals, 65% of which were financial measures and 35% of which were strategic objectives. These goals and their weightings were approved by the Compensation Committee at its January 1997 meeting. In addition, a target bonus was approved for each employee based on salary grade. The target is adjusted based on the Company's achievement of these goals. Annual bonus target as a percentage of salary ranged from 40% to 50% for each of the executive officers named in the Summary Compensation Table, except for the Chief Executive Officer. See "Chief Executive Officer Compensation" below. If the Company exceeds its goals, such executive officers may receive a maximum of up to 80% to 100% of their salary as their bonus and, conversely, such officers may receive a reduced bonus or no bonus payment if the Company does not attain the goals. Each employee's award, including for executive officers, can be adjusted up or down by as much as 25% depending on individual performance to allow the Company discretion in rewarding individual performance.

  For 1997, the financial measures considered in the incentive compensation program included net income, net cash flow, reserve replacement, total shareholder return and economic value added from reserves. The total shareholder return measure compared the Company's return relative to the return of the companies in the Dow Jones Secondary Oil Industry published index. Financial results were measured against predetermined target performance levels approved by the Compensation Committee. The remaining portion of the awards was based on the achievement of certain strategic objectives, which were performance-oriented goals that directly supported the Company's overall business objectives, which included the development of a risk balanced exploration portfolio, the initiation of a significant industry project, the development of enhanced production ventures, the acquisition of producing or developing reserves and the control of cash operating costs and expenses. The accomplishment of such measures and objectives, as well as other significant growth initiatives achieved during the year, was evaluated by the Chief Executive Officer. The results of this evaluation were reflected in a recommended award for each employee, including executive officers.

  All employees, including the executive officers, received a bonus on the basis of percentage award levels previously approved by the Compensation Committee at its January 1997 meeting. In certain cases, an award to an employee, including an officer, was adjusted upward or downward by senior management, as much as 25% in either direction, to allow senior management discretion in rewarding performance. These adjustments were subject to approval by the Chief Executive Officer, and with respect to adjustments to awards for officers, approval by the Compensation Committee. The Chief Executive Officer reviewed all of the calculated awards for certain key salaried employees, including officers, adjusted such awards as he deemed appropriate and reviewed with the Compensation Committee at the February 1998 meeting a list of recommended awards for all officers of the Company. Bonuses as a percentage of salary ranged from 61% to 65% for each of the officers named in the Summary compensation Table, excluding the Chief Executive Officer. See "Chief Executive Officer Compensation" below. Such awards were above target because the Company on a weighted completion basis exceeded its financial measures and strategic objectives in 1997. The awards resulted in total cash compensation (base salary plus bonus) for executive officers generally reflective of the 65th percentile of comparable companies.

LONG-TERM INCENTIVES

  Another important consideration in the compensation philosophy of the Company is to align the interests of the directors, key executive officers and employees with the long-term interests of the stockholders of the Company. The 1994 Incentive Plan provides authority for the Committees to use a range of long-term incentive awards in various forms as part of the company's overall compensation program. In connection with this philosophy, the Company historically has attempted to periodically award its employees with the stock options whose value depends upon an increase in the value of the Common Stock of the Company. The use of stock options is an integral part of the entire compensation package of the employees of the Company, which also serves as a pay-for-performance plan. Through providing the executives an opportunity for stock ownership, stock options reward executives, on the basis of the Company's future performance reflected in increased stock price, for long-term service to the Company and for enhancing shareholder value. Accordingly, the long-term stock options are granted to vest over time without regard to the number of options held currently by each executive officer on the date of grant. By working to increase the Company's stock value, one of the Company's performance goals is met, and the executives and employees are likewise compensated through increased option value. See "Director Compensation."

  On October 23, 1997, the Committees granted a total of 1,613,200 stock options pursuant to the 1994 Incentive Plan, which plan was previously approved by the stockholders. Options were received by all U.S.-based employees, including the named executive officers as described in the Summary Compensation Table and the Option/SAR Grants in 1997 Table. The option exercise price is equal to the fair market value of the stock on October 23, 1997, the date of the grants. The 1997 option grants vest at a rate of 25% per year beginning one year after the grant date.

  Consistent with the Company's objective that each employee's total direct compensation be well above the market median, the Committees' overall stock option grant guidelines for employees, including officers were generally to position grants at the 75th percentile of the competitors. At its October 1997 meeting, the Committees reviewed a September 1997 update of the Consultant Study and analyzed the executive compensation program. The results of the updated study indicated that the officers total direct compensation levels were generally competitive with the 65th percentile of the market. A history of stock options granted to officers from 1985 to such October 1997 meeting was also provided. The number of shares subject to option grants varied based on job grade classification. In recognition of the success of the Company in implementing the Company's growth strategies, the 1997 stock option grants were at the market 75th percentile, except for the Chief Executive Officer. See "Chief Executive Officer Compensation" below.

  Consistent with the Company's philosophy that compensation should be significantly aligned to stockholder value, the Committees have proposed the Amended 1994 Plan for stockholder approval. A copy of the plan document is provided as Appendix A to this Proxy Statement. The proposed amendment increases the number of shares of Common Stock available for award from four million to a total of eight million. If the Amended 1994 Plan is approved by the stockholders, grants of stock options or other awards will allow the Committees to continue to use stock options under such plan as a long-term incentive to motivate, attract and retain high-quality executive talent.

STOCK OWNERSHIP PHILOSOPHY

  To further strengthen the tie between directors, key executive officers and the long-term interests of stockholders, the Compensation committee at its May 1997 meeting approved a program designed to build stock ownership among the directors and key executive officers. The various aspects of the program are discussed below.

  First, stock ownership guidelines were established for officers and Eligible Directors. Guidelines for the Chief Executive Officer were set at three times his annual salary, and for other officers at two or one times their annual salary, depending on position, with the expectation that the executives would attain their respective ownership levels within a five year period. The guidelines and each officer's individual ownership level in relationship with the guidelines are reviewed with the Compensation Committee annually. As of December 31, 1997, each of the executive officers in the Summary Compensation Table, except the Chief Executive Officer and Chief Financial Officer, have met the applicable guidelines; however, as of the date of this report, the Chief Executive Officer has met the guidelines with the deferral of his 1997 incentive bonus into restricted shares of the Company's Common Stock pursuant to the Deferred Plan. See "Chief Executive Officer Compensation" below.

  Second, the Committees approved the adoption of a non-qualified deferred compensation plan (the "Deferred Plan") to provide the opportunity for directors to defer up to 100% of their annual retainer fee in increments of 25%, officers and certain key employees to defer up to 50% of their base salaries in increments of 10% and key employees, including officers, to defer up to 100% of their annual incentive awards in increments of 25%. In addition, to provide more opportunities to build personal stock ownership, officers, key employees and directors are eligible to defer a portion or all of their annual incentive award and annual retainer fee, respectively, into restricted shares of the Company's Common Stock. Restrictions on the shares of stock received lapse at a rate no more quickly than 25% per year from the award date. In addition to the restricted share option election, participants in the Deferred Plan are allowed to select one of the following interest accrual options:
Company phantom stock account, mutual funds program account or an interest account. A trust was established to secure these deferred compensation amounts. Any assets placed in the trust will remain subject to the general unsecured creditors of the Company. Currently, Mr. Whitmire has elected to participate in the Deferred Plan for 1998.

OTHER COMPENSATION PROGRAMS AND POLICIES

  Another aspect of the Company's compensation package is to encourage employees to save for the future through the Savings Plan. The Savings Plan permits most regular salaried employees of the Company to contribute a percentage of their annual base salary to the Savings Plan on a before-tax basis. A participant's contributions to the Savings Plan are matched by the Company. Generally, the Company's basic matching contribution is an amount equal to 100% of the first 8% of the participant's base salary contributed to the Savings Plan, which 8% is referred to as the participant's basic contribution. To encourage alignment of the employees' and stockholders' long-term financial interests, all of the Company's contributions to the Savings Plan are invested in the Company's Common Stock, and participants may elect to invest their contributions in ten investment funds, including the one invested in the Company's Common Stock. The Code places certain maximum limitations on the amount of contributions which otherwise could be contributed to the Savings Plan. Highly compensated participants limited by such provisions, which include all of the executive officers, may contribute to the Supplemental Savings Plan and have their contributions matched by the Company in cash in accordance with the terms of the Supplemental Savings Plan. The Supplemental Savings Plan is unfunded, and benefits are paid from the general assets of the Company. Company contributions to the Supplemental Savings Plan in 1997 were $214,985.07, and 1997 contributions of $214,985.07 were made by the participants. See the Summary Compensation Table for information with respect to each named executive officer.

  The Company has certain broad-based employee benefit plans in which all employees, including the executives, participate, such as life and health insurance plans and the company's Matching Gifts Program, under which program the Company currently will match a maximum of $10,000 of gifts by employees and directors to eligible institutions per participant per year. Also, the executives of the Company are provided director and officer insurance coverage. The incremental cost to the Company of the executives' benefits provided under these plans is not material to the Company. For employee participants (which include all of the executive officers) whose benefits under the Savings Plan or Pension Plan are reduced or restricted due to tax law limits, the Company has applicable excess supplemental benefit plans. Benefits under these plans are not directly or indirectly tied to Company performance.

  Section 162(m) of the Code limits the tax deduction that the Company may take with respect to the compensation of certain executive officers, unless the compensation is "performance based" as defined in the Code. The Company's 1997 executive compensation, other than with respect to the Chief Executive Officer, was within the provisions for the $1 million deductibility cap set forth in Section 162(m) of the Code. Stock options granted under the 1992 Stock Option Plan and the 1994 Incentive Plan are intended to qualify for exemption from the cap. To the extent a committee has discretion in its decision making that is not permissible under the Code, certain awards such as annual incentive bonuses will not meet the requirement of deductibility under the Code. The Committees intend to continue to monitor developments under the tax law and consider actions that may be taken in the future that would enable any compensation in excess of $1 million paid to its executives who are "covered persons" under the provisions of Section 162(m) will be paid without regard to the limitation on deductibility thereunder.

CHIEF EXECUTIVE OFFICER COMPENSATION

  Mr. Whitmire participates in the same compensation program as do the other executives of the Company. In accordance with the discussion above of the Company's philosophy for executive compensation, a significant portion of the compensation for the Chief Executive Officer is based upon the Company's performance. Mr. Whitmire's annual base salary remained at $600,000 for 1997 and his annual cash bonus target under the Company's incentive compensation program was 70% of his base salary. On October 23, 1997, Mr. Whitmire was granted options to purchase 175,000 shares of Common Stock at $23.03125 per share under the 1994 Incentive Plan. Such grant was above the 75th percentile of the market to reflect his significant contribution to the Company over the past year in advancing the various growth strategies of the Company. Mr. Whitmire currently owns 85,388 shares of Company Common Stock and has been granted a total of 520,000 stock options. Mr. Whitmire also will receive a special supplemental benefit to ensure that he receives compensation for any loss of total pension benefit as a result of his early retirement from his former employer to become the Chief Executive Officer of the Company.

  Mr. Whitmire's discretionary annual incentive bonus for 1997 was $600,000, which was 100% of his base salary and approximated 50% of his combined bonus and salary compensation for 1997. His annual incentive compensation was based on the achievement of financial and strategic objectives by the Company, as described above. The Compensation Committee evaluated the attainment of the Company's financial and strategic objectives and approved Mr. Whitmire's 1997 bonus. His award was above target because the Company exceeded on a weighted completion basis its financial measures and strategic objectives in 1997. The Committee also approved an upward adjustment to his award to reward Mr. Whitmire's performance over the past year. Mr. Whitmire elected to defer all of his 1997 incentive bonus into restricted shares of Common Stock pursuant to the Deferred Plan. Also, Mr. Whitmire participated in the Supplemental Savings Plan as reflected in the Summary Compensation Table. Mr. Whitmire's compensation in excess of $1 million for 1997 did not qualify for deductibility under the provisions of Section 162(m) of the Code. Since the Compensation Committee applied discretion to its decision making for 1997 awards that is not permissible under the Code, its annual incentive bonus to Mr. Whitmire did not and was not intended to meet the requirements for deductibility under the Code. The Compensation Committee believes the payment of the annual incentive bonus was in the best interests of the Company. Although the excess amount was not deductible, it was not material.

  The report of the Committees shall not be deemed incorporated by reference by any general statement incorporating by reference the 1998 Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

  Organization and Compensation Committee:
    Edward A. Gilhuly
    Michael W. Michelson
    Richard R. Shinn

  Section 16 Committee:
    Glenn A. Cox
    Richard R. Shinn

February 26, 1998

                 SECTION 16(A) BENEFICIAL REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership (Forms 3, 4 and 5) of Common Stock and other equity securities of the Company with the SEC and the New York Stock Exchange. Officers, directors and greater-than-10% beneficial holders are required by SEC regulation to furnish the Company with copies of all such forms that they file.

  To the Company's knowledge, based solely on the Company's review of the copies of such reports received by the Company and, if applicable, written representations from certain reporting persons, that no reports on Form 5 were required. The Company believes that during the fiscal year ended December 31, 1997, its officers, directors and greater-than-10% beneficial owners complied with all applicable Section 16(a) filing requirements.

                                                                     SCHEDULE I

                                 SUB DESIGNEES

  The name, business address, present principal occupation or employment and employment history of each of the Sub Designees designated by Sub to serve on the Company's Board are set forth below. All such Sub Designees are citizens of the United States. Unless otherwise indicated, the principal business address of each Sub Designee is Atlantic Richfield Company, 515 South Flower Street, Los Angeles 90071.

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME, AGE AND BUSINESS ADDRESSMATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
 --------------------------------------------------------------------------------

William E. Wade, Jr. (55)....  President of ARCO since January 1998. Mr. Wade was a director of ARCO from June 1993 to May
                               1998. Mr. Wade served as an Executive Vice
                               President from June 1993 to January 1998 and a Senior Vice President of ARCO from May 1987 to May 1993, President of ARCO Oil and Gas Company from October 1990 to May 1993, President of ARCO Alaska, Inc. from July 1987 to July 1990, a Vice President of ARCO from 1985 to 1987 and a Vice President of ARCO Exploration Company from 1981 to 1985. Mr. Wade has been an officer of ARCO since 1985. Mr. Wade also serves as a Director of Vastar Resources, Inc.

Marie L. Knowles (51)........  Executive Vice President and Chief Financial
                               Officer of ARCO since July 1996. Mrs. Knowles was a director of ARCO from July 1996 to May 1998. Mrs. Knowles served as a Senior Vice President of ARCO and President of ARCO Transportation Company from June 1993 to July 1996, Vice President and Controller of ARCO from July 1990 to May 1993, Vice President of Finance, Control and Planning of ARCO International Oil and Gas Company from July 1988 to July 1990, and Assistant Treasurer of Banking of ARCO from October 1986 to July 1988. Mrs. Knowles has been an officer of ARCO since 1990. Mrs. Knowles also serves as a Director of ARCO Chemical Company and Vastar Resources, Inc.

Michael E. Wiley (47)........  Executive Vice President of ARCO since March
                               1997. Mr. Wiley was a director of ARCO from June 1997 to May 1998. Mr. Wiley served as Chief Executive Officer of Vastar Resources, Inc. from January 1994 to March 1997 and President from September 1993 to March 1997. Prior to the formation of Vastar Resources, Inc., Mr. Wiley was Senior Vice President of ARCO from June 1993 to June 1994, President of ARCO Oil and Gas Company from June 1993 to October 1993 and Vice President of ARCO and Manager of ARCO Exploration and Production Technology from 1991 to 1993. Mr. Wiley has been an officer of ARCO since 1997. Mr. Wiley also serves as Chairman of the Board of Vastar Resources, Inc.

Donald R. Voelte, Jr. (45)...  Senior Vice President of ARCO since April 1997.
                               Mr. Voelte previously worked for the Mobil
                               Corporation for 22 years. Mr. Voelte's most recent position was President of Mobil Oil Company's New Exploration and Producing Ventures from 1994 to April 1997. Mr. Voelte has been an officer of ARCO since 1997.